AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1997
                                                      REGISTRATION NO. 333-28673
                                                   REGISTRATION NO. 333-28673-01
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------
                               AMENDMENT NO. 2 TO
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 --------------


  PEOPLE'S BANCSHARES, INC.                  PEOPLE'S BANCSHARES CAPITAL TRUST
(EXACT NAME OF REGISTRANT AS                   (EXACT NAME OF REGISTRANT AS
  SPECIFIED IN ITS CHARTER)                  SPECIFIED IN ITS TRUST AGREEMENT)

        MASSACHUSETTS                                    DELAWARE
 (STATE OR OTHER JURISDICTION                  (STATE OR OTHER JURISDICTION
OF INCORPORATION OR ORGANIZATION)             OF INCORPORATION OR ORGANIZATION)
      ---------------                                 ----------------
              6712                                          6719
   (PRIMARY STANDARD INDUSTRIAL                (PRIMARY STANDARD INDUSTRIAL
    CLASSIFICATION CODE NUMBER)                 CLASSIFICATION CODE NUMBER)


           04-1716220                                 04-6839566
(I.R.S. EMPLOYER IDENTIFICATION NO.)       (I.R.S. EMPLOYER IDENTIFICATION NO.)


                                 --------------
                               545 PLEASANT STREET
                        NEW BEDFORD, MASSACHUSETTS 02740
                                 (508) 991-2601
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                    REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                                 --------------
                             RICHARD S. STRACZYNSKI
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            PEOPLE'S BANCSHARES, INC.
                               545 PLEASANT STREET
                        NEW BEDFORD, MASSACHUSETTS 02740
                                 (508) 991-2601
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                   COPIES TO:


   REGINA M. PISA, P.C.                            JAMES L. NOUSS, JR., ESQ.
GOODWIN, PROCTER & HOAR LLP                             BRYAN CAVE LLP
     EXCHANGE PLACE                                 ONE METROPOLITAN SQUARE
    BOSTON, MA 02109                            211 NORTH BROADWAY, SUITE 3600
     (617) 570-1000                                ST. LOUIS, MO 63102-2750
                                                        (314) 259-2000
                                 --------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [x]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE

===============================================================================================================================
  TITLE OF EACH CLASS             AMOUNT              PROPOSED MAXIMUM         PROPOSED MAXIMUM             AMOUNT OF
OF SECURITIES TO BE                TO BE               OFFERING PRICE              AGGREGATE              REGISTRATION
      REGISTERED                REGISTERED                PER UNIT              OFFERING PRICE                 FEE
-------------------------------------------------------------------------------------------------------------------------------
Preferred Securities
of People's Bancshares
Capital Trust                  1,380,000(1)                  $10                  $13,800,000              $4,181.82(4)
-------------------------------------------------------------------------------------------------------------------------------
Subordinated
Debentures of People's
Banchshares(2)                          (2)                  --                       --                        --
-------------------------------------------------------------------------------------------------------------------------------
Guarantee of People's
Bancshares, Inc. with
respect to the
Preferred
Securities(3)                           (3)                  --                       --                        --
===============================================================================================================================

(1) Includes 180,000 Preferred Securities which may be sold by People's Bancshares Capital Trust to cover over-allotments.
(2) The Subordinated Debentures will be purchased by People's Bancshares Capital Trust with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of People's Bancshares Capital Trust upon its dissolution and the distribution of its assets.
(3) This Registration Statement is deemed to cover the Subordinated Debentures of People's Bancshares, Inc., the rights of holders of Subordinated Debentures of People's Bancshares, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by People's Bancshares, Inc. No separate consideration will be received for the Guarantee.
(4)  The registration fee was previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================


Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.







                   SUBJECT TO COMPLETION, DATED JUNE 19, 1997



PROSPECTUS

                         1,200,000 PREFERRED SECURITIES
                        PEOPLE'S BANCSHARES CAPITAL TRUST

                     % Cumulative Trust Preferred Securities          [LOGO]
                 (Liquidation Amount $10 Per Preferred Security)
                       guaranteed, as described herein, by
                            PEOPLE'S BANCSHARES, INC.

                              --------------------
                  $12,000,000    % SUBORDINATED DEBENTURES OF
                            PEOPLE'S BANCSHARES, INC.
                              --------------------

The % Cumulative Trust Preferred Securities (the "Preferred Securities") offered hereby represent preferred undivided beneficial interests in the assets of People's Bancshares Capital Trust, a statutory business trust created under the laws of the State of Delaware (the "Trust"). People's Bancshares, Inc., a Massachusetts corporation (the "Company"), will own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") representing undivided beneficial interests in the assets of the Trust.
                                                        (continued on next page)

    Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the Symbol "PBKBP."


                               -----------------
    SEE "RISK FACTORS" beginning on page 11 for a discussion of certain factors that should be considered by prospective investors.
                               -----------------


 THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK
        AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
             OR ANY OTHER GOVERNMENTAL AGENCY AND INVOLVE INVESTMENT
                  RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                               -----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================
                                 PRICE TO    UNDERWRITING    PROCEEDS TO
                                  PUBLIC     DISCOUNT(1)      TRUST(2)
--------------------------------------------------------------------------------
Per Preferred Security             $10           (2)             $10
--------------------------------------------------------------------------------
Total(3)                       $12,000,000       (2)         $12,000,000
================================================================================

(1) The Company and the Trust have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Subordinated Debentures, the Company, as issuer of the Subordinated Debentures, has agreed to pay the Underwriters, as compensation, $ _____ per Preferred Security or $ _____ in the aggregate ($_____ if the over allotment option is exercised in full). See "Underwriting." The Company has also agreed to pay the expenses of the offering estimated to be $_______ .

(3) The Trust has granted the Underwriters an option exercisable within 30 days from the date of this Prospectus to purchase up to 180,000 additional Preferred Securities on the same terms and conditions set forth above to cover over-allotments, if any. If all such additional Preferred Securities are purchased, the total Price to Public and Proceeds to Trust will be $13,800,000. See "Underwriting."

                              -------------------

     The Preferred Securities are offered by the Underwriters subject to receipt and acceptance by them, prior sale and the Underwriters' right to reject any order in whole or in part. It is expected that delivery of the Preferred Securities will be made through the facilities of the Depository Trust Company ("DTC") and, in certain circumstances, in certificated form in New York, New York on or about June _____, 1997 against payment therefor in immediately available funds.

SANDLER O'NEILL & PARTNERS, L.P.                     STIFEL,  NICOLAUS & COMPANY
                                                             INCORPORATED
        , 1997





(continued from the previous page)

    State Street Bank and Trust Company is the Property Trustee (as defined herein) of the Trust. The Trust exists for the purpose of issuing the Preferred Securities and investing the proceeds thereof in an equivalent amount of % Subordinated Debentures (the "Subordinated Debentures") of the Company. The Subordinated Debentures will mature on June 30, 2027, which date may be (i) shortened to a date not earlier than June 30, 2002, or (ii) extended to a date not later than June 30, 2036, in each case if certain conditions are met (including, in the case of shortening the Stated Maturity (as defined herein), the Company having received prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve). The Preferred Securities will have a preference over the Common Securities under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of the Preferred Securities -- Subordination of Common Securities."


    Holders of Preferred Securities are entitled to receive preferential cumulative cash distributions, at the annual rate of % of the liquidation amount of $10 per Preferred Security (the "Liquidation Amount"), accruing from , 1997, the date of original issuance, and payable quarterly in arrears on the last day of March, June, September and December of each year, commencing September 30, 1997 (the "Distributions"). The Company has the right, so long as no Debenture Event of Default (as defined herein) has occurred and is continuing, to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"); provided that no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. DURING AN EXTENSION PERIOD, INTEREST ON THE SUBORDINATED DEBENTURES WILL CONTINUE TO ACCRUE (AND THE AMOUNT OF DISTRIBUTIONS TO WHICH HOLDERS OF THE PREFERRED SECURITIES ARE ENTITLED WILL ACCUMULATE) AT THE RATE OF % PER ANNUM, COMPOUNDED QUARTERLY, AND HOLDERS OF THE PREFERRED SECURITIES WILL BE REQUIRED TO INCLUDE INTEREST INCOME IN THEIR GROSS INCOME FOR UNITED STATES FEDERAL INCOME TAX PURPOSES IN ADVANCE OF RECEIPT OF THE CASH DISTRIBUTIONS WITH RESPECT TO SUCH DEFERRED INTEREST PAYMENTS. UPON THE OCCURRENCE OF AN EXTENSION PERIOD, A HOLDER OF PREFERRED SECURITIES THAT DISPOSES OF ITS PREFERRED SECURITIES BETWEEN RECORD DATES FOR PAYMENTS OF DISTRIBUTIONS (AND CONSEQUENTLY DOES NOT RECEIVE A DISTRIBUTION FROM THE TRUST FOR THE PERIOD PRIOR TO SUCH dISPOSITION) WILL NEVERTHELESS BE REQUIRED TO INCLUDE ACCRUED BUT UNPAID INTEREST ON THE SUBORDINATED DEBENTURES THROUGH THE DATE OF DISPOSITION IN INCOME AS ORDINARY INCOME AND TO ADD SUCH AMOUNT TO ITS ADJUSTED TAX BASIS IN ITS PRO RATA SHARE OF THE UNDERLYING SUBORDINATED DEBENTURES DEEMED DISPOSED OF. See "Description of the Subordinated Debentures -- Option to Extend Interest Payment Period," "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount" and "-- Disposition of Preferred Securities."


    The Company and the Trust believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein) provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the Preferred Securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee -- Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust, as described herein. See "Description of the Guarantee -- General." If the Company does not make interest payments on the Subordinated Debentures held by the Trust, the Trust will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when the Trust does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may institute a legal proceeding directly against the Company pursuant to the terms of the Indenture to enforce payments of amounts equal to such Distributions to such holder. See "Description of


                                       2




the Subordinated Debentures -- Enforcement of Certain Rights by Holders of the Preferred Securities." The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations (each as defined herein) of the Company. The Subordinated Debentures are unsecured obligations of the Company and are subordinated to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

    The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Preferred Securities -- Redemption or Exchange."

     The Company has the right at any time to dissolve the Trust, subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. In the event of the voluntary or involuntary dissolution of the Trust, after satisfaction of liabilities to creditors of the Trust as required by applicable law, the holders of Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Subordinated Debenture having an aggregate principal amount equal to the Liquidation Amount of such Preferred Securities (and carrying with it accumulated interest in an amount equal to the accumulated and unpaid Distributions then due on such Preferred Securities), subject to certain exceptions. See "Description of the Preferred Securities -- Redemption or Exchange" and "-- Liquidation Distribution Upon Dissolution."

    The Company will provide to the holders of the Preferred Securities quarterly reports containing unaudited financial statements and annual reports containing financial statements audited by the Company's independent auditors. The Company will also furnish annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to holders of the Preferred Securities who so request in writing addressed to the Clerk of the Company.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTTING THE PREFERRED SECURITIES AND BIDDING FOR AND PURCHASING SUCH PREFERRED SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



                                       3









                                      [MAP]



                                       4










                                     SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. As used herein, (i) the "Indenture " means the Indenture, to be dated as of June ______ , 1997, as amended and supplemented from time to time, between the Company and State Street Bank and Trust Company, as trustee (the "Debenture Trustee"), relating to the Subordinated Debentures, (ii) the "Trust Agreement" means the Amended and
Restated  Declaration  of Trust  relating  to the Trust  among the  Company,  as
Depositor,  State  Street  Bank and Trust  Company,  as  Property  Trustee  (the
"Property Trustee"), Wilmington Trust Company, as Delaware Trustee (the "Delaware Trustee"), and the Administrative Trustees named therein (collectively, with the Property Trustee and Delaware Trustee, the "Issuer Trustees") and (iii) the "Guarantee" means the Guarantee Agreement relating to the Preferred Securities between the Company and State Street Bank and Trust Company, as Guarantee Trustee (the "Guarantee Trustee").

                            PEOPLE'S BANCSHARES, INC.


    The Company is a one-bank holding company that operates primarily through People's Savings Bank of Brockton (the "Bank"). The Bank is a community bank, with 14 branches located in and around the communities of Brockton, New Bedford and Taunton in Southeastern Massachusetts. The Bank has experienced a significant turnaround during the last five years, from suffering a loss in 1992 to achieving a return on average equity of 13.03% in 1996 and 16.28% in the first quarter of 1997. Asset size increased from $163.5 million at December 31, 1992 to $548.8 million at March 31, 1997.


FINANCIAL SUMMARY


                                 AT OR FOR THE                          AT OR FOR THE
                               THREE MONTHS ENDED                         YEAR ENDED
                                   MARCH 31,                             DECEMBER 31,
                                   ---------                             ------------
                                1997       1996        1996       1995       1994       1993       1992
                                ----       ----        ----       ----       ----       ----       ----
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Pre tax income (loss)         $  2,049  $   1,094   $   5,444  $   3,023  $   1,734  $      15  $  (2,390)
Net income (loss)                1,308        687       3,559      2,194      1,974      1,053       (377)
Earnings (loss) per share
  (fully diluted)                 0.36       0.25        1.09       0.87       0.84       0.46      (0.16)
Assets                         548,774    533,134     496,133    324,440    231,566    190,661    163,483
Deposits                       328,331    322,261     336,238    174,583    134,345    137,602    146,814
Stockholders' equity            30,790     27,382      31,064     19,677     16,975     15,971     14,872
Return (loss) on average total
  equity                         16.28%     12.20%      13.03%     11.65%     11.80%      6.77%     (2.62)%


    The Company has sought to consistently increase earnings per share and to maximize return on equity through a combination of strategies, including:

    * Capital Management. The Company intends to continue to focus on managing its capital to provide an attractive return on equity. As part of this strategy, the Company has significantly increased its assets through the use of borrowings to purchase mortgage-backed securities. These borrowings, consisting of Federal Home Loan Bank ("FHLB") advances and repurchase agreements, have increased from none at December 31, 1992 to $184.4 million at March 31, 1997.


    * Residential Mortgage Brokerage. The Company has sought to increase non-interest income through the establishment in 1995 of a residential mortgage loan origination and brokerage subsidiary. This subsidiary currently maintains five mortgage loan production offices. The Company's loan originations have increased from $17 million in 1994 to $229 million in 1996 and $65 million for the three months ended March 31, 1997. The Company sells substantially all of the mortgage loans it originates, together with the servicing rights to such loans, to third parties.


                                       5




    * Commercial Lending. One of the Company's recently adopted principal strategies is to increase core earnings by redeploying funds from investments into commercial business and commercial mortgage loans to small businesses and middle market companies in its market area. These companies tend to be privately-held and owner-operated with annual sales of less than $25 million and with typical borrowing arrangements of $250,000 to $1.5 million. Partly as a result of recent acquisitions, total commercial loans increased from approximately $39 million at December 31, 1995 to approximately $55 million at March 31, 1997. In carrying out this strategy, the Bank intends to utilize the experience that several of its senior managers and commercial lending officers have acquired through prior service with larger commercial banking institutions.


    * Acquisitions. The Company intends to continue to consider opportunities for expansion through selective acquisitions as a means of realizing improved economies of scale and increased market penetration and scope, if and when suitable opportunities arise. In four acquisitions consummated during 1995 and 1996 the Bank acquired nine branch locations and assets having an aggregate value of $186.2 million at the time of acquisition. As part of the integration process of these acquisitions, the Company has upgraded and conformed its technology and processes to establish an operational infrastructure conducive to further growth.


    The principal executive office of the Company is located at 545 Pleasant Street, New Bedford, Massachusetts 02740 and its telephone number is (508) 991-2601.


                        PEOPLE'S BANCSHARES CAPITAL TRUST

    The Trust is a statutory business trust formed under Delaware law upon the filing of a certificate of trust with the Delaware Secretary of State. The Trust's business and affairs are conducted by the Issuer Trustees: the Property Trustee, the Delaware Trustee, and the three individual Administrative Trustees, who are officers of the Company. The Trust exists for the exclusive purposes of
(i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire the Subordinated Debentures issued by the Company and (iii) engaging in only those other activities necessary, advisable or incidental thereto. The Subordinated Debentures will be the sole assets of the Trust and, accordingly, payments under the Subordinated Debentures will be the sole revenue of the Trust. All of the Common Securities will be owned by the Company.



                                       6





                                  THE OFFERING

Securities Offered                  1,200,000  Preferred   Securities  having  a
                                    Liquidation  Amount  of  $10  per  Preferred
                                    Security. The Preferred Securities represent
                                    preferred undivided  beneficial interests in
                                    the assets of the Trust,  which will consist
                                    solely of the  Subordinated  Debentures  and
                                    payments  thereunder.  The Trust has granted
                                    the  Underwriters  an  option,   exercisable
                                    within  30  days  after  the  date  of  this
                                    Prospectus,  to purchase up to an additional
                                    180,000 Preferred  Securities at the initial
                                    offering    price,     solely    to    cover
                                    over-allotments, if any.

Distributions                       The Distributions  payable on each Preferred
                                    Security  will be fixed at a rate per  annum
                                    of _____ % of the Liquidation  Amount of $10
                                    per Preferred Security,  will be cumulative,
                                    will  accrue  from  ,  1997,   the  date  of
                                    original    issuance   of   the    Preferred
                                    Securities, and will be payable quarterly in arrears, on March 31, June 30, September 30 and December 31 of each year, commencing
                                    September 30, 1997. See  "Description of the
                                    Preferred  Securities  --  Distributions  --
                                    Payment of Distributions."

Option to Extend
Interest Payment
Period The Company has the right, at any time, so long as no Debenture Event of Default has occurred and is continuing, to defer payments of interest on the Subordinated Debentures for a period not exceeding 20 consecutive quarters; provided, that no Extension Period may extend beyond the
                                    Stated   Maturity   of   the    Subordinated
                                    Debentures.   As  a   consequence   of   the
                                    extension  by the  Company  of the  interest
                                    payment period,  quarterly  Distributions on
                                    the  Preferred  Securities  will be deferred
                                    (though such  Distributions will continue to
                                    accrue  with  interest  thereon   compounded
                                    quarterly,  since  interest will continue to
                                    accrue  and  compound  on  the  Subordinated
                                    Debentures)   during   any  such   Extension
                                    Period.  During  an  Extension  Period,  the
                                    Company  will  be  prohibited,   subject  to
                                    certain  exceptions  described herein,  from
                                    declaring  or paying any cash  distributions
                                    with  respect to its  capital  stock or debt
                                    securities  that  rank  pari  passu  with or
                                    junior to the Subordinated Debentures.  Upon
                                    the termination of any Extension  Period and
                                    the  payment of all  amounts  then due,  the
                                    Company may commence a new Extension Period,
                                    subject to the foregoing  requirements.  See
                                    "Description of the Preferred  Securities --
                                    Distributions   --  Extension   Period"  and
                                    "Description of the Subordinated  Debentures
                                    --  Option  to   Extend   Interest   Payment
                                    Period."  Should an Extension  Period occur,
                                    holders  of  Preferred  Securities  will  be
                                    required to include deferred interest income
                                    in their  gross  income  for  United  States
                                    federal  income tax  purposes  in advance of
                                    receipt  of  the  cash   distributions  with
                                    respect to such deferred interest  payments.
                                    See "Certain Federal Income Tax Consequences
                                    -- Potential  Extension of Interest  Payment
                                    Period and Original Issue Discount."



Optional Redemption                 The  Preferred  Securities  are  subject  to
                                    mandatory  redemption,  in whole or in part,
                                    upon    repayment   of   the    Subordinated
                                    Debentures  at  maturity  or  their  earlier
                                    redemption.   Subject  to



                                       7





                                    Federal Reserve  approval,  if then required
                                    under  applicable   capital   guidelines  or
                                    policies   of  the  Federal   Reserve,   the
                                    Subordinated Debentures are redeemable prior
                                    to maturity at the option of the Company (i)
                                    on or after June 30,  2002,  in whole at any
                                    time or in part from  time to time,  or (ii)
                                    at any  time,  in whole  (but not in  part),
                                    within 180 days  following the occurrence of
                                    a Tax Event, a Capital Treatment Event or an
                                    Investment  Company Event, in each case at a
                                    redemption   price  equal  to  100%  of  the
                                    principal   amount   of   the   Subordinated
                                    Debentures,  together  with any  accrued but
                                    unpaid   interest   on   the    Subordinated
                                    Debentures to the date fixed for redemption.
                                    See   "Description   of   the   Subordinated
                                    Debentures -- Redemption or Exchange."

Ranking The Preferred Securities will rank pari passu, and payments thereon will be made pro rata, with the Common Securities except as described under "Description of Preferred Securities -- Subordination of Common Securities." The Subordinated Debentures will rank pari passu with all other Subordinated Debentures (if any) issued by the Company (the "Other Debentures"), which are issued and sold (if at all) to other trusts established by the Company (if any), in each case similar to the Trust ("Other Trusts"), and will constitute unsecured obligations of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness to the extent and in the manner set forth in the Indenture. See "Description of Subordinated Debentures." The Guarantee will rank pari passu with all other guarantees (if any) issued by the Company with respect to Preferred Securities (if any) issued by Other Trusts ("Other Guarantees") and will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness to the extent and in the manner set forth in the Guarantee Agreement. See "Description of Guarantee." In addition, because the Company is a holding company, the Subordinated Debentures and the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank's deposit liabilities. See "Description of Subordinated Debentures -- Subordination."

Distribution of
Subordinated Debentures             The  Company  has the  right  at any time to
                                    dissolve  Subordinated  the Trust and, after
                                    satisfaction  of  liabilities  Debentures to
                                    creditors   of  the  Trust  as  required  by
                                    applicable   law,  cause  the   Subordinated
                                    Debentures to be  distributed  to holders of
                                    Preferred  Securities in  liquidation of the
                                    Trust,   subject  to  the   Company   having
                                    received   prior  approval  of  the  Federal
                                    Reserve  to  do so if  then  required  under
                                    applicable capital guidelines or policies of
                                    the Federal Reserve. See "Description of the
                                    Preferred   Securities   --   Redemption  or
                                    Exchange" and  "Description of the Preferred
                                    Securities -- Liquidation  Distribution Upon
                                    Dissolution."

Guarantee                           The  Company has  guaranteed  the payment of
                                    Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust, as described herein. The
                                    Company and the Trust



                                       8




                                    believe   that,    taken    together,    the
                                    obligations   of  the   Company   under  the
                                    Guarantee,    the   Trust   Agreement,   the
                                    Subordinated  Debentures,  the Indenture and
                                    the  Expense  Agreement   provide,   in  the
                                    aggregate,    a   full,    irrevocable   and
                                    unconditional  guarantee,  on a subordinated
                                    basis,  of  all of  the  obligations  of the
                                    Trust under the  Preferred  Securities.  The
                                    obligations   of  the   Company   under  the
                                    Guarantee and the Preferred  Securities  are
                                    subordinate  and  junior in right of payment
                                    to all Senior  Debt,  Subordinated  Debt and
                                    Additional   Senior   Obligations   of   the
                                    Company.   If  the  Company  does  not  make
                                    principal   or  interest   payments  on  the
                                    Subordinated Debentures,  the Trust will not
                                    have sufficient funds to make  distributions
                                    on the Preferred Securities.  In such event,
                                    the   Guarantee   will  not  apply  to  such
                                    Distributions until the Trust has sufficient funds available therefor. See "Description of the Guarantee."

Voting Rights                       The holders of the Preferred Securities will
                                    have no  voting  rights  except  in  limited
                                    circumstances.   See   "Description  of  the
                                    Preferred   Securities  --  Voting   Rights;
                                    Amendment of Trust Agreement."

Use of Proceeds                     All of the  proceeds  from  the  sale of the
                                    Trust  Securities  will be  invested  by the
                                    Trust in the  Subordinated  Debentures.  The
                                    Company intends to use the net proceeds from
                                    the sale of the Subordinated  Debentures for
                                    general  corporate  purposes,  including the
                                    repurchase of outstanding  equity securities
                                    of the Company, contributions to the Bank to
                                    fund its operations and the financing of one
                                    or more future  acquisitions  by the Company
                                    if and when  suitable  opportunities  arise.
                                    Initially,  the net  proceeds may be used to
                                    make   investments  in  short   average-life
                                    securities. See "Use of Proceeds."

Nasdaq National Market Symbol       Application   has  been  made  to  have  the
                                    Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol "PBKBP."



                                       9




                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                    AT OR FOR THE THREE
                                                   MONTHS ENDED MARCH 31,           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                      1997         1996        1996       1995       1994       1993       1992
                                                              (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA:
  Total assets                                     $ 548,774    $ 533,134   $ 496,133   $324,440   $231,566  $ 190,661  $ 163,483
  Investment securities                              252,346      223,458     192,517    166,709    103,621     64,671     30,818
  Loans, net                                         244,962      245,994     246,195    129,778    111,103    107,906    105,150
  Deposits                                           328,331      322,261     336,238    174,583    134,345    137,602    146,814
  Borrowed funds                                     184,358      153,337     123,920    126,245     77,580     35,000         --
  Stockholders' equity                                30,790       27,382      31,064     19,677     16,975     15,971     14,872

CONSOLIDATED OPERATING DATA:
  Interest and dividend income                      $  9,729    $   6,609   $  33,761  $  19,729  $  14,293  $  12,057  $  12,997
  Interest expense                                     5,315        3,655      18,595     11,149      6,559      4,998      6,671
                                                       -----          ---       -----      -----      -----      -----    ------
  Net interest income                                  4,414        2,954      15,166      8,580      7,734      7,059      6,326
  Provision for loan losses                               --           75          75        525        807      1,492      1,363
                                                       -----          ---       -----      -----      -----      -----    ------
Net interest income, after
   provision for loan losses                           4,414        2,879      15,091      8,055      6,927      5,567      4,963
  Other income                                         1,282          895       4,031      1,755      1,033      1,368      1,154
  Operating expenses                                   3,647        2,680      13,678      6,787      6,226      6,920      8,507
                                                       -----          ---       -----      -----      -----      -----    ------
  Income (loss) before income taxes
   and extraordinary  item                             2,049        1,094       5,444      3,023      1,734         15    (2,390)
  Provision (benefit) for income taxes                   741          407       1,885        829       (240)    (1,038)     (983)
                                                       -----          ---       -----      -----      -----      -----    ------
  Income (loss) before extraordinary
   item                                                1,308          687       3,559      2,194      1,974      1,053    (1,407)
                                                       -----          ---       -----      -----      -----      -----    ------
  Extraordinary item                                      --           --          --         --         --         --     1,030
  Net income (loss)                                 $  1,308    $     687   $   3,559  $   2,194  $   1,974  $   1,053  $   (377)
                                                    ========    =========   =========  =========  =========  =========  ========

  Weighted average common shares outstanding --
   primary (in thousands)                              3,646        2,744       3,260      2,414      2,338      2,300      2,300
  Weighted average common shares outstanding --
   fully diluted (in thousands)                        3,646        2,744       3,268      2,523      2,338      2,330      2,300

PER SHARE DATA:
  Primary earnings (loss) per common share before
   extraordinary item                               $   0.36     $    0.25   $    1.09  $    0.91  $    0.84  $    0.46  $  (0.61)
  Primary earnings (loss) per common share              0.36          0.25        1.09       0.91       0.84       0.46     (0.16)
  Fully diluted earnings (loss) per common share
   before extraordinary item                            0.36          0.25        1.09       0.87       0.84       0.46     (0.61)
  Fully diluted earnings (loss) per common share        0.36          0.25        1.09       0.87       0.84       0.46     (0.16)
  Cash dividends paid per common share                  0.09          0.05        0.27       0.04         --         --         --
  Book value per common share                           8.57          8.20        8.72       8.47       7.38       6.94       6.47

SELECTED FINANCIAL DATA:
  Return (loss) on average assets(1)                    0.97%         0.75%       0.74%      0.81%      0.95%      0.62%     (0.23)%
  Return (loss) on average equity(1)                   16.28         12.20       13.03      11.65      11.80       6.77      (2.62)
  Weighted average interest rate spread                 3.07          3.03        2.92       2.94       3.62       4.26       3.91
  Dividend payout ratio                                25.00         20.00       24.77       4.40         --         --         --
  Allowance for loan losses to total loans(2)           1.65          1.93        1.71       2.75       2.79       3.18       3.30
  Non-performing loans to total loans(2)(3)             1.36          2.05        1.40       3.44       1.97       3.26       5.33
  Allowance for loan losses to non-performing
   loans(4)                                           121.24         94.08      122.08      79.84     141.70      97.47      61.96
  Non-performing assets to total assets                 0.81          1.09        0.88       1.65       2.40       4.43       9.12
  Efficiency ratio(5)                                  63.10         69.16       70.94      64.30      60.35      68.11      80.88

CAPITAL RATIOS
  Average total stockholders' equity to average total
   assets                                               5.97          6.11        5.70       6.92       8.09       9.23       8.82
  Total risk-based capital ratio                       13.95         10.81       13.56      12.17      15.40      14.81      13.30
  Leverage Ratio                                        5.89          7.34        6.01       6.04       7.87       8.63       8.94

RATIO OF EARNINGS TO COMBINED FIXED CHARGES(6)
  Including interest on deposits                       1.38x          1.29x       1.29x      1.27x      1.26x      1.00x      0.65x
  Excluding interest on deposits                       1.80x          1.56x       1.64x      1.53x      1.63x      1.03x        --


------------
(1) Annualized for the three months ended March 31, 1997 and 1996.
(2) Total loans includes loans and loans held for sale.
(3) If prior periods had been restated to reflect the adoption of SFAS 114 the ratio would have been 4.04%, 5.55% and 8.58%, at December 31, 1994, 1993 and 1992, respectively.
(4) If prior periods had been restated to reflect the adoption of SFAS 114, the ratio would have been 67.76%, 55.99% and 37.17% at December 31, 1994, 1993 and 1992, respectively.
(5) Equals operating expenses, exclusive of expenses associated with other real estate owned, divided by the sum of net interest income and other income.
(6) For purposes of calculating the ratio of earnings to combined fixed charges, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.


                                       10





                                  RISK FACTORS

    Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors in evaluating the Company and its business and the Trust before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Act of 1934, as amended (the "Exchange Act"), and that actual results could differ materially from those contemplated by such statements. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and the Trust. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company and the Trust to a greater extent than indicated.


                RISK FACTORS RELATING TO THE PREFERRED SECURITIES


RANKING OF SUBORDINATED OBLIGATIONS uNDER THE GUARANTEE AND THE SUBORDINATED DEBENTURES

    The obligations of the Company under the Guarantee issued for the benefit of the holders of Preferred Securities and under the Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company, whether now existing or hereafter incurred. At May 31, 1997, the Company had no outstanding Senior Debt, Subordinated Debt or Additional Senior Obligations. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of the Bank. The Subordinated Debentures, therefore, will be effectively subordinated to all existing and future liabilities of the Bank and holders of Subordinated Debentures and Preferred Securities should look only to the assets of the Company for payments on the Subordinated Debentures. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, Subordinated Debt and Additional Senior
Obligations, that may be incurred by the Company. See "Description of the Guarantee -- Status of the Guarantee" and "Description of the Subordinated Debentures -- Subordination."

    The ability of the Trust to pay amounts due on the Preferred Securities is solely dependent upon the Company making payments on the Subordinated Debentures as and when required.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES

    The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period; provided that no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Trust will be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate of % per annum, compounded quarterly from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under


                                       11





the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided, that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual rate of % compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of the Preferred Securities -- Distributions -- Extension Period" and "Description of the Subordinated Debentures -- Option to Extend Interest Payment Period."

    Should an Extension Period occur, each holder of Preferred Securities will be required to accrue and recognize income (in the form of original issue discount ("OID")) in respect of its pro rata share of the interest accruing on the Subordinated Debentures held by the Trust for United States federal income tax purposes. A holder of Preferred Securities must, as a result, include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Trust if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."

    The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures. Should the Company elect, however, to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. As a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such optional deferrals.

TAX EVENT, CAPITAL TREATMENT EVENT OR INVESTMENT COMPANY EVENT; REDEMPTION

     The Company has the right to redeem the Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event (whether occurring before or after June 30, 2002), and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve.

    "Tax Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, (ii) interest payable by the Company on the Subordinated Debentures is not, or, within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) the Trust is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above. See "-- Risk Factors Relating to the Preferred Securities -- Proposed Tax Legislation" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the Preferred Securities prior to June 30, 2002.



                                       12




    "Capital Treatment Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or any change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then applicable to the Company; provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Preferred Securities as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the Company having cumulative preferred capital in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines of the Federal Reserve.

    "Investment Company Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change becomes effective on or after the date of original issuance of the Preferred Securities.

SHORTENING OR EXTENSION OF STATED MATURITY OF SUBORDINATED DEBENTURES

    The Company has the right, at any time, to shorten the maturity of the Subordinated Debentures to a date not earlier than June 30, 2002. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company also has the right to extend the maturity of the Subordinated Debentures (whether or not the Trust is dissolved and the Subordinated Debentures are distributed to holders of the Preferred Securities) to a date no later than June 30, 2036, the 39th anniversary of the initial issuance of the Preferred Securities. Such right may only be exercised, however, if at the time such election is made and at the time of such extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debentures, (iii) the Trust is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated, and (iv) the Company has a Senior Debt rating of investment grade. See "Description of the Subordinated Debentures -- General."

RIGHTS UNDER THE GUARANTEE

The Guarantee guarantees to the holders of the Preferred Securities, to the extent not paid by the Trust, (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust has funds available therefor at such time, (ii) the Redemption Price (as defined herein) with respect to any Preferred Securities called for redemption, to the extent that the Trust has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution (as defined herein), to the extent the Trust has funds available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities in liquidation of the Trust. The holders of not less than a majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee



                                       13




under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other Person (as defined in the Guarantee). If the Company were to default on its obligation to pay amounts payable under the Subordinated Debentures, the Trust would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. In the event, however, that a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by the Company of its right, as described herein, to defer the payment of interest on the Subordinated Debentures does not constitute a Debenture Event of Default. In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Subordinated Debentures or assert directly any other rights in respect of the Subordinated Debentures. See "Description of the Subordinated Debentures -- Enforcement of Certain Rights by Holders of Preferred Securities," "Description of the Subordinated Debentures -- Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

NO VOTING RIGHTS EXCEPT IN LIMITED CIRCUMSTANCES

    Holders of Preferred Securities will have no voting rights except in limited circumstances relating only to the modification of the Preferred Securities and the exercise of the rights of the Trust as holder of the Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, as such voting rights are vested exclusively in the holder of the Common Securities (except upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and the Company may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement" and "Description of the Preferred Securities -- Removal of the Trust Trustees."

PROPOSED TAX LEGISLATION


     On March 19, 1996, President Clinton proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after December 7, 1995 (the "1996 Proposed Legislation") if such debt obligations have a maximum term in excess of 20 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. On March 29, 1996, Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer issued a joint statement (the "Joint Statement") indicating their intent that certain legislative proposals initiated by the Clinton administration, including the 1996 Proposed Legislation, that may be adopted by either of the tax-writing committees of Congress, would have an effective date that is no earlier than the date of "appropriate Congressional action." In addition, subsequent to the publication of the Joint Statement, Senator Daniel Patrick Moynihan and Representatives Sam M. Gibbons and Charles B. Rangel wrote letters to Treasury Department officials concurring with the views expressed in the Joint Statement. Neither the 1996 Proposed Legislation nor similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "Administration's 1997 Tax Proposals") that would, among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations if such debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. The Administration's 1997 Tax Proposals also contain a provision that


                                       14





would deny a deduction to corporate issuers for interest or OID with respect to debt instruments that have a maximum term of more than 40 years (including rights to extend, renew or relend), or are payable in stock of the issuer or a related party. The U.S. Treasury Department's summary of the Administration's 1997 Tax Proposals states that the above provisions regarding the deduction of interest would generally be effective for instruments issued on or after the date of first Congressional committee action with respect to the 1997 proposed legislation. On June 9, 1997, Chairman Bill Archer released his proposed budget revenue reconciliation provisions (the "Chairman's Mark"), which proposals did not include the above provisions from the Administration's 1997 Tax Proposals, other than a denial of a deduction for interest or OID that is payable in stock of the issuer or a related party. The House Ways and Means Committee began a markup of the proposed budget revenue reconciliation provisions on June 11, 1997 (the "June Hearings"). There can be no assurance that the Chairman's Mark will be adopted or that the effective date guidance in the Administration's 1997 Tax Proposals will be adopted if the administration's proposed changes to the tax law are enacted, or that the June Hearings will or will not be considered the "first Congressional committee action." Nor can there be any assurance that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Subordinated Debentures. Consequently, there can be no assurance that a Tax Event will not occur. A Tax Event would permit the Company, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Preferred Securities before, as well as after, June 30, 2002. See "Description of the Subordinated
Debentures -- Redemption or Exchange" and "Description of the Preferred Securities -- Redemption or Exchange -- Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption" and "Certain Federal Income Tax Consequences -- Effect of Proposed Changes in Tax Laws."


REDEMPTION; EXCHANGE OF PREFERRED SECURITIES FOR SUBORDINATED DEBENTURES

    The Company has the right at any time to dissolve the Trust and cause the Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust, to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of the Trust. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will have the right, in certain circumstances, to redeem the Subordinated Debentures in whole or in part, in lieu of a distribution of the Subordinated Debentures by the Trust, in which event the Trust will redeem the Trust Securities on a pro rata basis to the same extent as the Subordinated Debentures are redeemed by the Company. Any such distribution or redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Preferred Securities -- Redemption or Exchange -- Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."

    Under current United States federal income tax law, a distribution of Subordinated Debentures upon the dissolution of the Trust would not be a taxable event to holders of the Preferred Securities. If, however, the Trust is characterized as an association taxable as a corporation at the time of the dissolution of the Trust, the distribution of the Subordinated Debentures may constitute a taxable event to holders of Preferred Securities. Moreover, upon occurrence of a Tax Event, a dissolution of the Trust in which holders of the Preferred Securities receive cash may be a taxable event to such holders. See "Certain Federal Income Tax Consequences -- Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust."

    There  can be no  assurance  as to  the  market  prices  for  the  Preferred
Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of the Trust. The Preferred Securities or the Subordinated Debentures may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Subordinated Debentures, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Subordinated Debentures and should carefully review all the information regarding the Subordinated Debentures contained herein.

    If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust, the Company will use its best efforts to list the Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed.


                                       15





TRADING PRICE; ABSENCE OF PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES

     The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the Subordinated Debentures are treated as having been issued, or reissued, with OID) with respect to the underlying Subordinated Debentures. A holder who disposes of his Preferred Securities will be required to include in ordinary income (i) any portion of the amount realized that is attributable to such accrued but unpaid interest to the extent not previously included in income, or (ii) any amount of OID, in either case, that has accrued on his pro rata share of the underlying Subordinated Debentures during the taxable year of sale through the date of disposition. Any such income inclusion will increase the holder's adjusted tax basis in his Preferred Securities disposed of. To the extent that the amount realized in the sale is less than the holder's adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Disposition of Preferred Securities."

    There is no current public market for the Preferred Securities. Although application has been made to approve the Preferred Securities for quotation on The Nasdaq Stock Market's National Market, there can be no assurance that an active public market will develop for the Preferred Securities or that, if such market develops, the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. The public offering price for the Preferred Securities has been determined through negotiations between the Company and the Underwriters. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of the Company and general industry and economic conditions.

PREFERRED SECURITIES ARE NOT INSURED

    The Preferred Securities are not insured by the Bank Insurance Fund (the "BIF") or the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC") or by any other governmental agency.


                      RISK FACTORS RELATING TO THE COMPANY


CONTINUED WEAKNESS IN LOCAL ECONOMY

    Prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect the operations of financial institutions such as the Bank. The New England region of the United States, including southeastern Massachusetts (the Bank's primary market area) experienced a significant economic decline beginning in 1988. This decline adversely affected employment, the real estate markets and the banking industry in the Bank's market area. Although economic conditions in New England have since stabilized, the local economy in the Bank's market area continues to display evidence of weakness. Any deterioration of economic conditions or real estate markets in the Bank's market area could adversely affect the financial condition and results of operations of the Bank in the future.

LENDING RISKS -- CREDIT QUALITY


    A central focus of the Company's and the Bank's strategy is the continued development and growth of a diversified loan portfolio, with emphasis on commercial, consumer and real estate loans made to borrowers within the Bank's market areas. Certain risks are inherent in the lending function, including a borrower's inability to pay, insufficient collateral coverage and changes in interest rates. Repayment risk on commercial loans is significantly affected by changing economic conditions in a particular geographical area, business or industry which could impair future operating performance. Risks associated with real estate loans and general business loans include changes in general economic conditions which may affect the borrower's ability to repay as well as underlying collateral values.



                                       16




Installment and other consumer loans are subject to repayment risk, which the Company believes is mitigated by the diverse portfolio of such loans and the relatively low average balances outstanding on individual extensions of credit.

    Multi-family residential and commercial real estate loans are generally viewed in the banking community as exposing the lender to greater credit risk than 1-4 family residential real estate loans and typically involve higher loan principal amounts. At March 31, 1997, the Bank's multi-family residential and commercial real estate portfolios totaled $56.1 million, or 21.1% of total loans and loans held for sale. Of this amount, $11.3 million, or 20.2% consisted of multi-family residential real estate loans and $44.8 million, or 79.8%, consisted of commercial real estate loans.

    The Bank currently originates loans secured by commercial real estate properties. The Bank attempts to offset the risks associated with commercial real estate lending by primarily lending to individuals who have proven management experience and who will be actively involved in the management of the property, and by making such loans with lower loan-to-value ratios than 1-4 family residential real estate loans. Economic events and government regulations, which are outside the control of the borrower or lender, could affect the value of the security for such loans or the future cash flow of the affected properties.

    At March 31, 1997, the Bank had $592,000 in non-performing commercial real estate loans and $1.6 million in non-performing multi-family residential real estate loans. For the three months ended March 31, 1997, the Bank experienced charge-offs of $9,000 and $133,000 on commercial real estate loans and multi-family residential real estate loans, respectively.

    At March 31, 1997, 69% of the Bank's total loans and loans held for sale were secured by 1-4 family residential mortgages, of which 64% were adjustable rate mortgages ("ARMs"). Generally, ARMs pose credit risks different from the risks inherent in fixed-rate loans because when interest rates rise the borrower's payments rise, thereby increasing the potential for default. However, long-term fixed-rate loans expose the Bank to higher interest-rate risk.


ECONOMIC CONDITIONS AND MONETARY POLICIES

     Conditions beyond the Company's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (i) the strength of credit demands by customers; (ii) fiscal and debt management policies of the federal government, including changes in tax laws; (iii) the Federal Reserve's monetary policy, including the percentage of deposits that must be held in the form of non-earning cash reserves; (iv) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (v) changes in rules and regulations governing the payment of interest on deposit accounts.

SENSITIVITY TO FLUCTUATIONS IN INTEREST RATES

    The Company's profitability, like that of most similarly situated financial institutions, is dependent to a large extent upon the Bank's net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. Accordingly, the Company's results of operations and financial condition are largely dependent on movements in market interest rates and its ability to manage its assets in response to such movements. The difference between the amount of the total interest-earning assets and interest-bearing liabilities which reprice within a given time period could have a negative effect on the Bank's net interest income depending on whether such difference was positive or negative and the direction of movement of interest rates.

    Increases in interest rates may reduce demand for loans and, thus, the amount of loan and commitment fees. In addition, fluctuations in interest rates may also result in disintermediation, which is the flow of funds away from depository institutions into direct investments which pay a higher rate of return, and may affect the value of the Company's investment securities and other interest earning assets. Given that the Bank's assets consist of a substantial number of loans with interest rates which change in accordance with changes in prevailing market rates, if interest rates rise



                                       17





sharply, many of the Bank's borrowers would be required to make higher interest payments on their loans. Thus, increases in interest rates may cause the Bank to experience an increase in delinquent loans and defaults to the extent that borrowers are unable to meet their increased debt servicing obligations.

    Interest rate changes may also affect the profitability of the Company's mortgage banking operations by dampening loan demand. The Company may experience adverse results in a rising interest rate environment as its mortgage banking operations generally perform worse as interest rates increase and demand for new loans correspondingly declines. However, the Company mitigates interest rate risk by selling all mortgage loan origination production "servicing released," thus avoiding writedown of mortgage servicing assets that may occur as a by-product of changes in the interest rate environment. Additionally, the Company commits all mortgage loan originations for sale prior to funding, thus avoiding mark to market writedowns on held for sale loan portfolios. Finally, the Company endeavors to manage its asset/liability position at the Bank to support profitability in a rising interest rate environment, which partially offsets the mortgage subsidiary's tendency to perform better in a declining interest rate environment. While the Company has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk.

ALLOWANCE FOR LOAN LOSSES


    The Bank has established an allowance for loan losses in accordance with generally accepted accounting principles. The Company believes that such allowance is adequate, however, future additions to the allowance in the form of the provision for loan losses may be necessary due to changes in economic conditions and growth of the Bank's loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. An increase in the Bank's provision for loan losses would negatively affect the Company's earnings.


LEGISLATIVE AND REGULATORY DEVELOPMENTS

    The financial institutions industry is subject to significant regulation which has materially affected the financial institutions industry in the past and will do so in the future. Such regulations, which affect the Company on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations are also subject to change by the authorities who examine the Company and the Bank and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not adversely and materially affect the Company.


POTENTIAL LIABILITY FOR UNDERCAPITALIZED SUBSIDIARY BANK

    Under federal law, a bank holding company may be required to guarantee a capital plan filed by an undercapitalized bank or thrift subsidiary with its primary regulator. If the subsidiary defaults under the plan, the holding company may be required to contribute to the capital of the subsidiary bank an amount equal to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount necessary to bring the bank into compliance with applicable capital standards. It is, therefore, possible that the Company would be required to contribute capital to the Bank or any other bank it may acquire in the event that the Bank or such other bank becomes undercapitalized.


COMPETITION

    The Bank faces significant competition both in generating loans and in attracting deposits. The southeastern Massachusetts area is a highly competitive market. The Bank faces direct competition from a significant number of financial institutions operating in its market area, many with a state-wide or regional presence and, in some cases, a national presence. Many of these financial institutions are significantly larger and have greater financial resources than the Bank. The Bank's competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, credit unions and insurance companies. Its most direct competition for deposits has historically come from credit unions located in the Bank's market area, which have been able to offer higher deposit rates due to their lack of federal and state taxation. The Bank also faces competition for deposits from savings and commercial banks. In addition, the Bank faces increasing competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such instruments as short-term money market funds, corporate and government securities funds, mutual funds and annuities. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions.



                                       18




                            PEOPLE'S BANCSHARES, INC.


     People's Bancshares, Inc. (the "Company") is a one-bank holding company headquarted in New Bedford, Massachusetts providing commercial and consumer banking services through its bank subsidiary, People's Savings Bank of Brockton (the "Bank"). The Bank is engaged principally in the business of attracting deposits from individuals, business and industry, and investing those funds in residential and commercial mortgages, consumer, commercial and construction loans and investments, primarily mortgage-backed securities.

    The Company has recently expanded its market presence in Southeastern Massachusetts through acquisitions of branches of other financial institutions. In March 1995, the Bank purchased the assets of Minuteman Funding Company, a mortgage broker located in Andover, Massachusetts, and transferred the acquired assets to People's Mortgage Corporation, a subsidiary of the Bank. In May 1995, the Bank merged with the Bank of Taunton, A Co-operative Bank, with the Bank as the surviving entity. In the Bank of Taunton acquisition, the Bank acquired total deposits of approximately $17.0 million at the time of the acquisition and two branch offices of the Bank of Taunton located in Taunton and East Taunton, Massachusetts. In July 1995, the Bank assumed approximately $9.7 million in deposits from Haymarket Co-operative Bank and reallocated the deposits to one of the Bank's existing branches in Brockton. In September 1995, the Bank acquired certain assets and assumed approximately $13.0 million of deposits of the Mansfield, Massachusetts branch of Bank of Boston.


    In March 1996, the Bank completed the purchase of certain loans and other assets and the assumption of certain deposit and other liabilities of one branch of Fleet Bank of Massachusetts, National Association ("Fleet") and four branches of Shawmut Bank, National Association ("Shawmut," and collectively with Fleet, "Fleet/Shawmut"). At the closing of the Fleet/Shawmut acquisitions, the Bank assumed deposits totaling $144.7 million and acquired certain loans of Fleet/Shawmut with an aggregate face value of approximately $113.7 million. The Bank also acquired the real property owned or leased by Fleet and Shawmut in connection with the operation of the branches and related automated teller machines, furniture, equipment, and other fixed operating assets, for a total purchase price of approximately $1.8 million.


    The Bank has seven wholly owned subsidiaries. People's Mortgage Corporation, which was organized in March 1995, acts as the mortgage brokerage subsidiary of the Bank. PSB Security Corporation I, II, and III, each organized in March 1996, are "security corporations" for Massachusetts tax purposes and enjoy a more favorable tax rate than the Bank on income derived from securities they hold. Currently, only PSB Security Corporation I is active. The remaining subsidiaries of the Bank are primarily engaged in the management and sale of foreclosed real estate.


    The principal executive office of the Company is located at 545 Pleasant Street, New Bedford, Massachusetts 02740, and its telephone number is (508) 991-2601.


                        PEOPLE'S BANCSHARES CAPITAL TRUST

    The Trust is a statutory business trust formed under Delaware law pursuant to (i) a trust agreement, dated as of June 6, 1997, executed by the Company, as depositor, and the trustees of the Trust (together with the Property Trustee, the "Trustees"), and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on June 6, 1997. The initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The Company will acquire all of the Common Securities, which will represent an aggregate liquidation amount equal to at least 3% of the total capital of the Trust. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of the
Company,   as  holder  of  the



                                       19





Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities -- Subordination of Common Securities." The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Subordinated Debentures and payments thereunder will be the only assets of the Trust and payments under the Subordinated Debentures will be the only revenue of the Trust. The Trust has a term of 55 years, but may dissolve earlier as provided in the Trust Agreement. The principal executive office of the Trust is c/o People's Bancshares, Inc., 545 Pleasant Street, New Bedford, Massachusetts 02740, and its telephone number is (508) 991-2601.


    The number of Trustees will, pursuant to the Trust Agreement, initially be five. Three of the Trustees (the "Administrative Trustees") will be persons who are employees or officers of, or who are affiliated with, the Company. The fourth trustee will be a financial institution that is unaffiliated with the Company, which trustee will serve as institutional trustee under the Trust Agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Property Trustee"). State Street Bank and Trust Company, a state chartered trust company organized under the laws of the Commonwealth of Massachusetts, will be the Property Trustee until removed or replaced by the holder of the Common Securities. For purposes of compliance with the provisions of the Trust Indenture Act, State Street Bank and Trust Company will also act as trustee (the "Guarantee Trustee") under the Guarantee and as Debenture Trustee (as defined herein) under the Indenture. The fifth trustee will be an entity that maintains its principal place of business in the State of Delaware (the "Delaware Trustee"). Wilmington Trust Company, a Delaware chartered trust company, will act as Delaware Trustee.

     The Property Trustee will hold title to the Subordinated Debentures for the benefit of the holders of the Trust Securities and in such capacity will have the power to exercise all rights, powers and privileges under the Indenture. The Property Trustee will also maintain exclusive control of a segregated non-interest-bearing bank account (the "Property Account") to hold all payments made in respect of the Subordinated Debentures for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of Distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities. The Company, as the holder of all the Common Securities, will have the right to appoint, remove or replace any Trustee and to increase or decrease the number of Trustees. The Company will pay all fees and expenses related to the Trust and the offering of the Trust Securities.

     The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Trust Agreement, the Delaware Business Trust Act (the "Trust Act") and the Trust Indenture Act. See "Description of the Preferred Securities."



                                       20





                                 USE OF PROCEEDS

    The Trust will use the gross proceeds from the sale of the Preferred Securities to purchase Subordinated Debentures of the Company. The Company intends to use the net proceeds of the sale of the Subordinated Debentures for general corporate purposes, including the repurchase of outstanding equity securities of the Company, contributions to the Bank to fund its operations and the financing of one or more future acquisitions by the Company if and when suitable opportunities arise. Initially, the net proceeds may be used to make investments in short-term investment securities pending its use for the purposes described above.


    On October 21, 1996, the Federal Reserve approved, subject to certain limitations as to amount, the use of certain cumulative preferred stock instruments such as the Preferred Securities as Tier 1 capital for bank holding companies such as the Company. The Company has elected to issue the Preferred Securities because the Company expects the Preferred Securities to qualify as Tier 1 capital and the Distributions payable on the Preferred Securities to be a tax deductible expense of the Company. The Company expects that, upon completion of the sale of the Preferred Securities offered hereby, Preferred Securities having an aggregate Liquidation Amount of approximately $10.6 million will be eligible to qualify as Tier 1 capital under the capital guidelines of the Federal Reserve. Preferred Securities representing an aggregate Liquidation Amount in excess of that amount are expected to be treated as Tier 2 capital until all or some of that excess is eligible to qualify as Tier 1 capital under the capital guidelines of the Federal Reserve.

                       MARKET FOR THE PREFERRED SECURITIES

    Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol PBKBP. Although the Underwriters have informed the Company that they presently intend to make a market in the Preferred Securities, there can be no assurance that an active and liquid trading market will develop, or, if developed, that such a market will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriters, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."


                              ACCOUNTING TREATMENT

    The Trust will be treated, for financial reporting purposes, as a subsidiary of the Company and, accordingly, the accounts of the Trust will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate category of long-term debt in the consolidated balance sheet of the Company under the caption "Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures," and appropriate disclosures about the Preferred Securities, the Guarantee and the Subordinated Debentures will be included in the notes to consolidated financial statements. The Company will record Distributions payable on the Preferred Securities as an expense in the consolidated statements of income for financial reporting purposes.

    All future reports of the Company filed under the Exchange Act will (a) present the Trust Securities issued by the Trust on the balance sheet as a separate category of long-term debt item entitled "Guaranteed preferred beneficial interests in the Company's subordinated debentures," (b) include in a footnote to the financial statements disclosure that the sole assets of the Trust are the Subordinated Debentures (including the outstanding principal amount, interest rate and maturity date of such Subordinated Debentures), and
(c) include in an audited footnote to the financial statements disclosure that the Company owns all of the Common Securities of the Trust, that the sole assets of the Trust are the Subordinated Debentures, and that the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Preferred Securities.



                                       21





                                 CAPITALIZATION

     The following table sets forth (i) the consolidated capitalization of the Company at March 31, 1997 and (ii) the consolidated capitalization of the Company giving effect to the issuance of the Preferred Securities hereby offered by the Trust and receipt by the Company of the net proceeds from the corresponding sale of the Subordinated Debentures to the Trust, as if the sale of the Preferred Securities had been consummated on March 31, 1997 and assuming the Underwriters' over-allotment option was not exercised.


                                                                                   MARCH 31, 1997
                                                                                   --------------
                                                                                                AS
                                                                                 ACTUAL      ADJUSTED
                                                                                 ------      --------
                                                                               (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
   Guaranteed preferred beneficial interests in the Company's
     subordinated debentures                                                    $  --        $12,000

STOCKHOLDERS' EQUITY:
   Serial preferred stock par value $.10 per share; 10,000,000 shares
     authorized, no shares issued and outstanding, actual and as adjusted          --           --
   Common stock, par value $.10 per share; shares 20,000,000 authorized;
     3,592,170 shares issued and outstanding, actual and as adjusted                359          359
   Additional paid-in capital                                                    23,119       23,119
   Retained earnings                                                              9,547        9,547
       Net unrealized loss on securities available for sale, after tax effects   (2,235)      (2,235)
                                                                                 ------       ------
          Total stockholders' equity                                             30,790       30,790
                                                                                 ------       ------
          Total capitalization                                                 $ 30,790     $ 42,790
                                                                               ========     ========

CAPITAL RATIOS:
   Stockholders' equity to total assets                                            5.61%        5.49%
   Leverage ratio(2)(3)(4)                                                         5.89%        7.68%
   Risk-based capital ratios(3)(4):
             Tier 1 capital to risk-weighted assets                               12.70%       16.93%
             Total risk-based capital to risk-weighted assets                     13.95%       18.76%

-----------
(1) In connection with the issuance of the guaranteed preferred beneficial interests in the Company's Subordinated Debentures, the Company estimates it will incur expenses of $ (including Underwriters' compensation of $ ). The Subordinated Debentures will mature on June 30, 2027, which date may be, if certain conditions are met, (a) shortened to a date not earlier than June 30, 2002, or (b) extended to a date not later than June 30, 2036. [001b)

(2) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

(3) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines.

(4) Federal Reserve guidelines for calculation of Tier 1 capital to risk-weighted assets limit the amount of cumulative preferred stock and securities similar to the Preferred Securities which can be included in Tier 1 capital to 25% of other Tier 1 capital.


                                       22






                       DESCRIPTION OF PREFERRED SECURITIES

    The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, State Street Bank and Trust Company, will act as indenture trustee for the Preferred Securities under the Trust Agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    Pursuant to the terms of the Trust Agreement, the Trustees, on behalf of the Trust, will issue the Trust Securities. All of the Common Securities will be owned by the Company. The Preferred Securities will represent preferred undivided beneficial interests in the assets of the Trust and the holders thereof will be entitled to a preference over the Common Securities in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation, as well as other benefits as described in the Trust Agreement. The Trust Agreement does not permit the issuance by the Trust of any securities other than the Trust Securities or the incurrence of any indebtedness by the Trust.

    The Preferred Securities will rank pari passu, and payments will be made thereon pro rata with the Common Securities, except as described under " -- Subordination of Common Securities." Legal title to the Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by the Company for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities, but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when the Trust does not have funds on hand available to make such payments. State Street Bank and Trust Company, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Preferred Securities. See "Description of the Guarantee."

DISTRIBUTIONS

     Payment of Distributions. Distributions on each Preferred Security will be payable at the annual rate of % of the stated Liquidation Amount of $10, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The record date will be the 15th day of the month in which the relevant Distribution Date occurs. Distributions will accumulate from June , 1997, the date of original issuance. The first Distribution Date for the Preferred Securities will be September 30, 1997. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. "Business Day" means any day other than a Saturday or a Sunday, a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

    Extension Period. The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time, or from time to time (each, an "Extension Period"), which, if exercised, would defer quarterly



                                       23






Distributions on the Preferred Securities during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate per annum of ______% thereof, compounded quarterly from the relevant Distribution Date. "Distributions," as used herein, includes any such additional Distributions. The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. During any such Extension Period, the Company may not
(i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided, that such Extension Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period.

    The  Company  has no  current  intention  of  exercising  its right to defer
payments  of  interest  by  extending  the  interest   payment   period  on  the
Subordinated Debentures.

    Source of Distributions. The funds of the Trust available for distribution to holders of its Preferred Securities will be limited to payments under the Subordinated Debentures in which the Trust will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Subordinated Debentures." Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. If the Company does not make interest payments on the Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent the Trust has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company. See "Description of the Guarantee."

REDEMPTION OR EXCHANGE

    General. The Subordinated Debentures will mature on June 30, 2027. The Company will have the right to redeem the Subordinated Debentures (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case subject to receipt of prior approval by the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will not have the right to purchase the Subordinated Debentures, in whole or in part, from the Trust until after June 30, 2002. See "Description of the Subordinated Debentures -- General."

    Mandatory Redemption. Upon the repayment or redemption, in whole or in part, of any Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption will be applied by the Property Trustee to redeem a Like Amount (as defined herein) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accrued but unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of the Subordinated Debentures -- Redemption or Exchange." If less than all of the Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption will be allocated to the redemption of the Trust Securities pro rata.



                                       24






     Distribution of Subordinated Debentures. Subject to the Company having received prior approval of the Federal Reserve if so required under applicable capital guidelines or policies of the Federal Reserve, the Company will have the right at any time to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, cause the Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of the Trust. See "-- Liquidation Distribution Upon Dissolution."

     Tax Event  Redemption,  Capital  Treatment  Event  Redemption or Investment
Company Event Redemption. If a Tax Event, a Capital Treatment Event or an Investment Company Event in respect of the Trust Securities occurs and is continuing, the Company has the right to redeem the Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of such Trust Securities in whole (but not in part) at the Redemption Price within 180 days following the occurrence of such Tax Event, Capital Treatment Event or Investment Company Event. In the event a Tax Event, a Capital Treatment Event or an Investment Company Event in respect of the Trust Securities has occurred and the Company does not elect to redeem the Subordinated Debentures and thereby cause a mandatory redemption of such Trust Securities or to liquidate the Trust and cause the Subordinated Debentures to be distributed to holders of such Trust Securities in liquidation of the Trust as described below under "-- Liquidation Distribution Upon Dissolution," such Preferred Securities will remain outstanding and Additional Interest (as defined herein) may be payable on the Subordinated Debentures. "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Trust on the outstanding Trust Securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust has become subject as a result of a Tax Event.

    "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount equal to that portion of the principal amount of Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of the Trust, Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Subordinated Debentures are distributed. Each Subordinated Debenture distributed pursuant to clause (ii) above will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such Subordinated Debenture.

     "Liquidation Amount" means the stated amount of $10 per Trust Security.

    After the liquidation date fixed for any distribution of Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) any certificates representing Preferred Securities will be deemed to represent the Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

    There  can be no  assurance  as to  the  market  prices  for  the  Preferred
Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of the Trust were to occur. The Preferred Securities that an investor may purchase, or the
Subordinated Debentures that an investor may receive on dissolution and liquidation of the Trust, may, therefore, trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

REDEMPTION PROCEDURES

    Preferred Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Subordinated Debentures. Redemptions of the Preferred Securities will be made and the Redemption Price will be payable on each Redemption Date only to the extent that the Trust has funds on hand available for the payment of such Redemption Price. See "-- Subordination of Common Securities."



                                       25





    If the Trust gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, New York time, on the Redemption Date, to the extent funds are available, the Property Trustee will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give the paying agent for the Preferred Securities irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption will be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption will have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Trust, or by the Company pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the
Redemption Date originally established by the Trust for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be considered the date fixed for redemption for
purposes  of  calculating  the  Redemption   Price.   See  "Description  of  the
Guarantee."

    Subject to applicable law (including, without limitation, United States federal securities law), and, further provided that the Company does not and is not continuing to exercise its right to defer interest payments on the Subordinated Debentures, the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

    Payment of the Redemption Price on the Preferred Securities and any distribution of Subordinated Debentures to holders of Preferred Securities will be made to the applicable record holders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date will be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

     If less than all of the Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Trust Securities to be redeemed will be allocated pro rata to the Trust Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed will be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee deems fair and appropriate and which may provide for the selection for redemption of portions (equal to $10 or an integral multiple of $10 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $10. The Property Trustee will promptly notify the registrar for the Preferred Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities will relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price on the Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Subordinated Debentures or portions thereof (and Distributions will cease to accrue on the related Preferred Securities or portions thereof) called for redemption.



                                       26






SUBORDINATION OF COMMON SECURITIES

    Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, will be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, will be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, will have been made or provided for, and all funds available to the Property Trustee will first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

    In the case of any Event of Default resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement with respect to the Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company, as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

    The Company will have the right at any time to dissolve the Trust and cause the Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust, to be distributed to the holders of the Preferred Securities. Such right is subject, however, to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

    Pursuant to the Trust Agreement, the Trust will automatically dissolve upon expiration of its term and will dissolve earlier on the first to occur of (i) certain events of bankruptcy, dissolution or liquidation of the Company, (ii) the Company, as depositor, giving written direction to the Property Trustee to dissolve the Trust (which direction is optional and wholly within the discretion of the Company, as depositor), (iii) redemption of all of the Preferred Securities as described under "Description of the Preferred Securities -- Redemption or Exchange -- Mandatory Redemption," or (iv) the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

    If an early dissolution occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, the Trust will be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of the Trust available for distribution to holders, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Amount plus accrued but unpaid Distributions
thereon  to  the  date  of  payment   (such   amount   being  the   "Liquidation
Distribution"). If such Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Preferred Securities will be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities. See "-- Subordination of Common Securities."



                                       27






     Under current United States federal income tax law and interpretations and assuming, as expected, that the Trust is treated as a grantor trust, a distribution of the Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences -- Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust." If the Company elects neither to redeem the Subordinated Debentures prior to maturity nor to liquidate the Trust and distribute the Subordinated Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Subordinated Debentures.

    If the Company elects to dissolve the Trust and thereby causes the Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of the Trust, the Company will continue to have the right to shorten or extend the maturity of such Subordinated Debentures, subject to certain conditions. See "Description of the Subordinated Debentures -- General."

LIQUIDATION VALUE

    The amount of the Liquidation Distribution payable on the Preferred Securities in the event of any liquidation of the Trust is $10 per Preferred Security plus accrued but unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Subordinated Debentures, subject to certain exceptions. See "-- Liquidation Distribution Upon Dissolution."

EVENTS OF DEFAULT; NOTICE

    Any one of the following events constitutes an event of default under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

       (i) the occurrence of a Debenture Event of Default (see "Description of the Subordinated Debentures -- Debenture Events of Default"); or

       (ii) default by the Trust in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

       (iii) default by the Trust in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

       (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee(s) by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

       (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

    Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default has been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.



                                       28





    If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon dissolution of the Trust. See "-- Liquidation Distribution Upon Dissolution." The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof.

REMOVAL OF THE TRUST TRUSTEES

    Unless a Debenture Event of Default has occurred and is continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event, however, will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE.

    Unless an Event of Default has occurred and is continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, will have power to appoint one or more Persons (as defined in the Trust Agreement) either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such Trust Property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee is a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, will be the successor of such Trustee under the Trust Agreement, provided such Person is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

    The Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, except as described below. The Trust may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Subordinated Debentures,
(iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred



                                       29







Securities are then listed (including, if applicable, The Nasdaq Stock Market's National Market), if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an "investment company" under the Investment Company Act, and (vi) the Company owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee, the Indenture, the Subordinated Debentures, the Trust Agreement and the Expense Agreement. Notwithstanding the foregoing, the Trust will not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

    Except as provided below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Act and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

    The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) with respect to acceptance of appointment by a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement (provided such amendment is not inconsistent with the other provisions of the Trust Agreement), or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as is necessary to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that the Trust will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (ii), such action may not adversely affect in any material respect the interests of any holder of Trust Securities, and any amendments of such Trust Agreement will become effective when notice thereof is given to the holders of Trust Securities. The Trust Agreement may be amended by the Trustees and the Company with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act. Notwithstanding anything in this paragraph to the contrary, without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, or (b) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

     The Trustees will not, so long as any Subordinated Debentures are held by the Property Trustee, (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii)



                                       30





exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debentures will be due and payable, or (iv) consent to any amendment, modification or termination of the Indenture or the Subordinated Debentures, where such consent is required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture requires the consent of each holder of Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees must obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

    Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

    No vote or consent of the holders of Preferred Securities will be required for the Trust to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.

    Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trustees or any affiliate of the Company or any Trustee, will, for purposes of such vote or consent, be treated as if they were not outstanding.

PAYMENT AND PAYING AGENCY

    Payments in respect of the Preferred Securities will be made by check mailed to the address of the holder entitled thereto as such address will appear on the register of holders of the Preferred Securities. The paying agent for the Preferred Securities will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Company. The paying agent for the Preferred Securities may resign as paying agent upon 30 days' written notice to the Property Trustee and the Company. In the event that the Property Trustee no longer is the paying agent for the Preferred Securities, the Administrative Trustees will appoint a successor (which must be a bank or trust company acceptable to the Administrative Trustees and the Company) to act as paying agent.

REGISTRAR AND TRANSFER AGENT

    The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

    The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, upon the occurrence and during the continuance of an Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is



                                       31






offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as is directed by the Company and if not so directed, will take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

    The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in such a way that the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. The Company and the Administrative Trustees are authorized, in this connection, to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

    Holders of the Preferred Securities have no preemptive or similar rights.

    The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.


                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

    Concurrently with the issuance of the Preferred Securities, the Trust will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Subordinated Debentures issued by the Company. The Subordinated Debentures will be issued as unsecured debt under the Indenture, to be dated as of June , 1997 (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an indenture under the Trust Indenture Act. The following summary of the material terms and provisions of the Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    The Subordinated Debentures will be limited in aggregate principal amount to approximately $12,371,500 (or $14,227,000 if the option described under the heading "Underwriting" is exercised by the Underwriters), such amount being the sum of the aggregate stated Liquidation Amount of the Trust Securities. The Subordinated Debentures will bear interest at the annual rate of % of the principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an "Interest Payment Date") beginning September 30, 1997, to the Person (as defined in the Indenture) in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the fifteenth day of the last month of the calendar quarter. It is anticipated that, until the liquidation of the Trust, the Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of % thereof, compounded quarterly. The term "interest," as used herein, includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest, as applicable.

    The Subordinated Debentures will mature on June 30, 2027 (such date, as it may be shortened or extended as hereinafter described, the "Stated Maturity"). Such date may be shortened at any time by the Company to any date not earlier than June 30, 2002, subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. Such date may also be extended at any time at the election of the Company but in no event to a date later than June 30, 2036, provided that at the time such election is made and at the time of extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debentures, (iii) the Trust is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated, and (iv) the Company has a Senior Debt rating of investment grade. In the event that the Company elects to shorten or extend the Stated Maturity of the Subordinated Debentures, it will give notice thereof to the Debenture Trustee, the Trust and to the holders of the Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof. The Company will not have the right to purchase the Subordinated Debentures, in whole or in part, from the Trust until after June 30, 2002, except if a Tax Event, a Capital Treatment Event or an Investment Company Event has occurred and is continuing.


    The Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank, upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Subordinated Debentures to benefit indirectly from such distribution), is subject to the prior claims of



                                       33







creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of the Bank. The Subordinated Debentures will, therefore, be effectively subordinated to all existing and future liabilities of the Bank, and holders of Subordinated Debentures should look only to the assets of the Company for payments on the Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt, Subordinated Debt and Additional Senior Obligations, whether under the Indenture or any existing indenture or other indenture that the Company may enter into in the future or otherwise. See "-- Subordination."


    The Indenture does not contain provisions that afford holders of the Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transaction involving the Company that may adversely affect such holders.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    The Company has the right under the Indenture at any time during the term of the Subordinated Debentures, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest at any time, or from time to time (each, an "Extension Period"). The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. At the end of each Extension Period, the Company must pay all interest then accrued and unpaid (together with interest thereon at the annual rate of %, compounded quarterly, to the extent permitted by applicable law). During an Extension Period, interest will continue to accrue and holders of Subordinated Debentures (or the holders of Preferred Securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."

    During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided, that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period subject to the above requirements. No interest will be due and payable during an Extension Period, except at the end thereof. The Company has no present intention of exercising its rights to defer payments of interest on the Subordinated Debentures. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least two Business Days prior to the earlier of (i) the next succeeding date on which Distributions on the Trust Securities would have been payable except for the election to begin such Extension Period, or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to The Nasdaq Stock Market's National Market (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period.

ADDITIONAL SUMS

    If the Trust or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, the Company will pay as additional amounts (referred to herein as "Additional Interest") on the Subordinated Debentures such additional amounts as may be required so that the net amounts received and retained by the Trust after paying any such additional taxes, duties or other governmental charges will not be less than the amounts the Trust would have received had such additional taxes, duties or other governmental charges not been imposed.



                                       34






REDEMPTION OR EXCHANGE

    The Company will have the right to redeem the Subordinated Debentures prior to maturity (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

    "Tax Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) interest payable by the Company on the Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, (ii) the Trust is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, or (iii) the Trust is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

    "Capital Treatment Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or any change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then applicable to the Company; provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Preferred Securities as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the Company having cumulative preferred capital in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines of the Federal Reserve.

    "Investment Company Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price for the Subordinated Debentures, on and after the redemption date interest ceases to accrue on such Subordinated Debentures or portions thereof called for redemption.

    The Subordinated Debentures will not be subject to any sinking fund.


                                       35




DISTRIBUTION UPON LIQUIDATION

    As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution," under certain circumstances involving the dissolution of the Trust, the Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of the Trust after satisfaction of liabilities to creditors of the Trust as provided by applicable law. Any such distribution will be subject to receipt of prior approval by the Federal Reserve if then required under applicable policies or guidelines of the Federal Reserve. If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the dissolution of the Trust, the Company will use its best efforts to list the Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Subordinated Debentures that may be distributed to the holders of Preferred Securities.

RESTRICTIONS ON CERTAIN PAYMENTS

    If at any time (i) there has occurred a Debenture Event of Default, (ii) the Company is in default with respect to its obligations under the Guarantee or
(iii) the Company has given notice of its election of an Extension Period as provided in the Indenture with respect to the Subordinated Debentures and has not rescinded such notice, or such Extension Period, or any extension thereof, is continuing, the Company will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (3) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities.

SUBORDINATION

    The Indenture provides that the Subordinated Debentures issued thereunder are subordinated and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of the Company, the holders of Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company before the holders of Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

    In  the  event  of the  acceleration  of the  maturity  of any  Subordinated
Debentures, the holders of all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

    No payments on account of principal or interest in respect of the Subordinated Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company or an event of default with respect to any Senior Debt,

    Subordinated Debt or Additional Senior Obligations of the Company resulting in the acceleration of the maturity thereof, or if any judicial proceeding is pending with respect to any such default.

    "Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments,



                                       36







including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

    "Senior Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Subordinated Debentures; provided, however, that Senior Debt will not be deemed to include
(i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) any Debt to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) Debt which constitutes Subordinated Debt.

    "Subordinated Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Subordinated Debentures).

    "Additional Senior Obligations" means, with respect to the Company, all indebtedness, whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Subordinated Debentures or to rank pari passu in right of payment with the Subordinated Debentures. "Claim," as used herein, has the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.

    The Indenture places no limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations. As of May 31, 1997, the Company had no outstanding Senior Debt, Subordinated Debt or Additional Senior Obligations. Because the Company is a holding company, the Subordinated Debentures are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including obligations to depositors of the Bank.

PAYMENT AND PAYING AGENTS

    Payment of principal of and any interest on the Subordinated Debentures will be made at the office of the Debenture Trustee in New York, New York, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled


                                       37







thereto as such address appears in the register of holders of the Subordinated Debentures, or (ii) by transfer to an account maintained by the Person entitled thereto as specified in the register of holders of the Subordinated Debentures, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Subordinated Debentures will be made to the Person in whose name such Subordinated Debenture is registered at the close of business on the regular record date for such interest, except in the case of defaulted interest. The Company may at any time designate additional paying agents for the Subordinated Debentures or rescind the designation of any paying agent for the Subordinated Debentures; however, the Company will at all times be required to maintain a paying agent in New York, New York and each place of payment for the Subordinated Debentures.

    Any moneys deposited with the Debenture Trustee or any paying agent for the Subordinated Debentures, or then held by the Company in trust, for the payment of the principal of or interest on the Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable will be repaid to the Company on May 31 of each year or (if then held in trust by the Company) will be discharged from such trust and the holder of such Subordinated Debenture will thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

REGISTRAR AND TRANSFER AGENT

    The Debenture Trustee will act as the registrar and the transfer agent for the Subordinated Debentures. Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), in New York, New York or at the office of the registrar in Boston, Massachusetts. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided that the Company maintains a transfer agent in New York, New York. The Company may at any time designate additional transfer agents with respect to the Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Trustee will be required to (i) issue, register the transfer of or exchange Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Subordinated Debentures so selected for redemption, except, in the case of any Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

MODIFICATION OF INDENTURE

The Company and the Debenture Trustee may, from time to time without the consent of the holders of the Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Subordinated Debentures, to modify the Indenture; provided, that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture affected by such proposed modification, (i) extend the fixed maturity of the Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the percentage of principal amount of Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture; provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that requires the consent of the holders of the Subordinated Debentures, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities and that if the consent of the holder of each Subordinated Debenture is required, such modification will not be effective until each holder of Trust Securities has consented thereto.


                                       38








DEBENTURE EVENTS OF DEFAULT

    The Indenture provides that any one or more of the following described events with respect to the Subordinated Debentures that has occurred and is continuing constitutes an event of default (each, a "Debenture Event of Default") with respect to the Subordinated Debentures:

       (i) failure for 30 days to pay any interest on the Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extension Period); or

       (ii) failure to pay any principal on the Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or

       (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Subordinated Debentures; or

       (iv) certain events in bankruptcy, insolvency or reorganization of the Company.

    The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the Subordinated Debentures, may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities will have such right.

    The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

    If a Debenture Event of Default has occurred and is continuing, the Property Trustee will have the right to declare the principal of and the interest on such Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Subordinated Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

    If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, the Trust may become subject to the reporting obligations under the Exchange Act.

    The holders of the Preferred Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Subordinated Debentures unless there has been an Event of Default under the Trust Agreement. See "Description of the Preferred Securities -- Events of Default; Notice."



                                       39






CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

    The Company may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, and no Person may consolidate with or merge into the Company or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to the Company, unless (i) in the event the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes by supplemental indenture the Company obligations on the Subordinated Debentures issued under the Indenture, (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, has occurred and is continuing, and (iii) certain other conditions prescribed in the Indenture are met.

SATISFACTION AND DISCHARGE

    The Indenture will cease to be of further effect (except as to the Company's obligations to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel described therein) and the Company will be deemed to have satisfied and discharged the Indenture when, among other things, all Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity or redemption date, as the case may be.

GOVERNING LAW

    The Indenture and the Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Delaware.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

    The Debenture Trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

    The Company has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding, (i) to maintain directly or indirectly 100% ownership of the Common Securities of the Trust (provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities), (ii) not to voluntarily dissolve the Trust, except upon prior approval of the Federal Reserve if then so required under applicable capital guidelines or policies of the Federal Reserve, and (a) in connection with a distribution of Subordinated Debentures to the holders of the Preferred Securities in liquidation of the Trust, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause the Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.



                                       40




                       DESCRIPTION OF THE GUARANTEE

    The Preferred Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee will act as indenture trustee under the Guarantee for purposes of complying with the provisions of the Trust Indenture Act. The Guarantee Trustee, State Street Bank and Trust Company, will hold the Guarantee for the benefit of the holders of the Preferred Securities. The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee and the Trust Indenture Act. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    The Company will, pursuant to the Guarantee, irrevocably agree to pay in full on a subordinated basis, to the extent set forth therein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of the Trust (the "Guarantee Payments"), will be subject to the
Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust has funds available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that the Trust has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution, to the extent the Trust has funds available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of Preferred Securities in liquidation of the Trust. The obligation of the Company to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing the Trust to pay such amounts to such holders.

    The Guarantee will not apply to any payment of Distributions except to the extent the Trust has funds available therefor. If the Company does not make interest payments on the Subordinated Debentures held by the Trust, the Trust will not pay Distributions on the Preferred Securities and will not have funds legally available therefor.

STATUS OF THE GUARANTEE

    The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company in the same manner as the Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.

    The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other Person). The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust or upon distribution of the Subordinated Debentures to the holders of the Preferred Securities. Because the Company is a holding company, the right of the Company to participate in any distribution of assets


                                       41





of the Bank upon the Bank's liquidation or reorganization or otherwise is subject to the prior claims of creditors of the Bank, except to the extent the Company may itself be recognized as a creditor of the Bank. The Company's obligations under the Guarantee, therefore, will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder.

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of the Company and will inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

    An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

    Any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other Person.

    The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

    The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of the Trust, or (c) distribution of the Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.

GOVERNING LAW

    The Guarantee will be governed by and construed in accordance with the laws of the State of Delaware.



                                       42




                             EXPENSE AGREEMENT

    The Company will, pursuant to the Agreement as to Expenses and Liabilities entered into by it under the Trust Agreement (the "Expense Agreement"), irrevocably and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the Trust, other than obligations of the Trust to pay to the holders of the Preferred Securities or other similar interests in the Trust of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. Third party creditors of the Trust may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

               RELATIONSHIP AMONG THE PREFERRED SECURITIES,
               THE SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Trust has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and the Trust believe that, taken together, the obligations of the Company under the Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the Trust under the Preferred Securities. If and to the extent that the Company does not make payments on the Subordinated Debentures, the Trust will not pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover payment of Distributions when the Trust does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

SUFFICIENCY OF PAYMENTS

    As long as payments of interest and other payments are made when due on the Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Trust Securities, (ii) the interest rate and interest and other payment dates on the Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities, (iii) the Company will pay for all and any costs, expenses and liabilities of the Trust (except the obligations of the Trust to holders of the Preferred Securities), and (iv) the Trust Agreement further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

    A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Trust or any other Person. A default or event of default under any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company would not constitute a default or Event of Default. In the event, however, of payment defaults under, or acceleration of, Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company, the subordination provisions of


                                       43






the Indenture provide that no payments may be made in respect of the Subordinated Debentures until such Senior Debt, Subordinated Debt or Additional Senior Obligations has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Subordinated Debentures would constitute an Event of Default.

LIMITED PURPOSE OF THE TRUST

    The Preferred Securities evidence a preferred undivided beneficial interest in the assets of the Trust. The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from the Trust (or from the Company under the Guarantee) if and to the extent the Trust has funds available for the payment of such Distributions.

RIGHTS UPON DISSOLUTION

    Upon any voluntary or involuntary dissolution of the Trust involving the liquidation of the Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by the Trust, the Liquidation Distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company (as set forth in the Indenture), but entitled to receive payment in full of principal and interest before any shareholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust (other than the obligations of the Trust to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Subordinated Debentures relative to other creditors and to shareholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.



                                       44







                  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

    The following is a summary of the material United States federal income tax considerations that may be relevant to the purchasers of Preferred Securities which has been passed upon by Goodwin, Procter & Hoar LLP, counsel to the Company and the Trust insofar as it relates to matters of law and legal conclusions. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership, and disposition of Preferred Securities may differ from the treatment described below.

No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Preferred Securities. Moreover, the discussion generally focuses on holders of Preferred Securities who are individual citizens or residents of the United States and who acquire Preferred Securities on their original issue at their offering price and hold Preferred Securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of Preferred Securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities. Accordingly, each prospective investor should consult, and should rely exclusively on, such investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Preferred Securities.

CLASSIFICATION OF THE SUBORDINATED DEBENTURES

    The Company intends to take the position that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law, and, by acceptance of a Preferred Security, each holder covenants to treat the Subordinated Debentures as indebtedness and the Preferred Securities as evidence of an indirect beneficial ownership interest in the Subordinated Debentures. No assurance can be given, however, that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.

CLASSIFICATION OF THE TRUST

    Under current law and assuming full compliance with the terms of the Trust Agreement and Indenture (and certain other documents described herein), the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities generally will be treated as owning an undivided beneficial interest in the Subordinated Debentures, and upon the occurrence of an Extension Period each holder will be required to include in his gross income any original issue discount ("OID") accrued with respect to his allocable share of the Subordinated Debentures whether or not cash is actually distributed to such holder.



                                       45







POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

    Under recently issued Treasury regulations (the "Regulations"), a debt instrument will be deemed to be issued with OID if there is more than a "remote" contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise by the Company of its option to defer the payment of stated interest on the Subordinated Debentures would prevent the Company from declaring dividends on any class of equity, the Company believes that the likelihood of its exercising the option is "remote" within the meaning of the Regulations. As a result, the Company intends to take the position that the Subordinated Debentures will not be deemed to be issued with OID. Accordingly, based on this position, stated interest payments on the Subordinated Debentures will be includible in the ordinary income of a holder at the time that such payments are paid or accrued in accordance with the holder's regular method of accounting. Because the Regulations have not yet been addressed in any published rulings or other published interpretations issued by the Internal Revenue Service, it is possible that the Internal Revenue Service could take a position contrary to the position taken by the Company.

    If the Company were to exercise its option to defer the payment of stated interest on the Subordinated Debentures, the Subordinated Debentures would be treated, solely for purpose of the OID rules, as being "reissued" at such time with OID. Under these rules, a holder of the Subordinated Debentures would be required to include OID in ordinary income, on a current basis, over the period that the instrument is held even though the Company would not be making any actual cash payments during the extended interest payment period. The amount of interest income includible in the taxable income of a holder of the Subordinated Debentures would be determined on the basis of a constant yield method over the remaining term of the instrument and the actual receipt of future payments of stated interest on the Subordinated Debentures would no longer be separately reported as taxable income. The amount of OID that would accrue, in the aggregate, during the extended interest payment period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase the holder's adjusted tax basis in the Subordinated Debentures and the holder's actual receipt of interest payments would reduce such basis.

    Because income on the Preferred Securities will constitute interest income for United States federal income tax purposes, corporate holders of Preferred Securities will not be entitled to claim a dividends received deduction in respect of such income.

MARKET DISCOUNT AND ACQUISITION PREMIUM

    Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interests in the Subordinated Debentures with "market discount" or "acquisition premium" as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

RECEIPT OF SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

    Under certain circumstances, as described under "Description of the Preferred Securities -- Redemption or Exchange" and " -- Liquidation Distribution Upon Dissolution," the Subordinated Debentures may be distributed to holders of Preferred Securities upon a liquidation of the Trust. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder and would result in such holder having an adjusted tax basis in the Subordinated Debentures received in the liquidation equal to such holder's adjusted tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Subordinated Debentures so received in liquidation of the Trust would include the period for which such holder held the Preferred Securities.

    If, however, a Tax Event occurs which results in the Trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the Preferred Securities. Under certain circumstances described herein, the Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their


                                       46




Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See "Description of the Preferred Securities -- Redemption or Exchange" and "-- Liquidation Distribution Upon Dissolution."

DISPOSITION OF PREFERRED SECURITIES

    Upon the sale of the Preferred Securities, a holder will recognize gain or loss in an amount equal to the difference between his adjusted tax basis in the Preferred Securities and the amount realized in the sale (except to the extent of any amount received in respect of accrued but unpaid interest not previously included in income). A holder's adjusted tax basis in the Preferred Securities generally will be his initial purchase price increased by OID (if any) previously includible in the holder's gross income to the date of disposition and decreased by payments (if any) received on the Preferred Securities in respect of OID (if any) to the date of disposition. Such gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the Preferred Securities have been held for more than one year at the time of the sale.

    The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the Subordinated Debentures are treated as having been issued, or reissued, with OID) with respect to the underlying Subordinated Debentures. A holder who disposes of his Preferred Securities will be required to include in ordinary income (i) any portion of the amount realized that is attributable to such accrued but unpaid interest to the extent not previously included in income, or (ii) any amount of OID, in either case, that has accrued on his pro rata share of the underlying Subordinated Debentures during the taxable year of sale through the date of disposition. Any such income inclusion will increase the holder's adjusted tax basis in his Preferred Securities disposed of. To the extent that the amount realized in the sale is less than the holder's adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

EFFECT OF PROPOSED CHANGES IN TAX LAWS


    On March 19, 1996, President Clinton proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after December 7, 1995 (the "1996 Proposed Legislation") if such debt obligations have a maximum term in excess of 20 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. On March 29, 1996, Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer issued a joint statement (the "Joint Statement") indicating their intent that certain legislative proposals initiated by the Clinton administration, including the 1996 Proposed Legislation, that may be adopted by either of the tax-writing committees of Congress would have an effective date that is no earlier than the date of "appropriate Congressional action." In addition, subsequent to the publication of the Joint Statement, Senator Daniel Patrick Moynihan and Representatives Sam. M. Gibbons and Charles B. Rangel wrote letters to Treasury Department officials concurring with the views expressed in the Joint Statement. Neither the 1996 Proposed Legislation nor similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "Administration's 1997 Tax Proposals") that would, among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations if such debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. The Administration's 1997 Tax Proposals also contain a provision that would deny a deduction to corporate issuers for interest or OID with respect to debt instruments that have a maximum term of more than 40 years (including rights to extend, renew or relend), or are payable in stock of the issuer or a related party. The U.S. Treasury Department's summary of the Administration's 1997 Tax Proposals states that the above provisions regarding the deduction of interest would generally be effective for instruments issued on or after the date of first Congressional committee action with respect to the 1997 proposed legislation. On June 9, 1997, Chairman


                                       47







Bill Archer released his proposed budget revenue reconciliation provisions (the "Chairman's Mark"), which proposals did not include the above provisions from the Administration's 1997 Tax Proposals, other than a denial of a deduction for interest or OID that is payable in stock of the issuer or a related party. The House Ways and Means Committee began a markup of the proposed budget revenue reconciliation provisions on June 11, 1997 (the "June Hearings"). There can be no assurance that the Chairman's Mark will be adopted or that the effective date guidance in the Administration's 1997 Tax Proposals will be adopted if the administration's proposed changes to the tax law are enacted, or that the June Hearings will or will not be considered the "first Congressional committee action." Nor can there be any assurance that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Subordinated Debentures. Consequently, there can be no assurance that a Tax Event will not occur. A Tax Event would permit the Company, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Preferred Securities before, as well as after, June 30, 2002. See "Description of the Subordinated Debentures -- Redemption or Exchange" and "Description of the Preferred Securities -- Redemption or Exchange -- Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."


BACKUP WITHHOLDING AND INFORMATION REPORTING

    The amount of OID accrued on the Preferred Securities held of record by individual citizens or residents of the United States, or certain trusts, estates, and partnerships, will be reported to the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders of Preferred Securities by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is provided to the Internal Revenue Service.

    THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                           ERISA CONSIDERATIONS

    Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Plans"), generally may purchase Preferred Securities, subject to the investing fiduciary's determination that the investment in Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.

    In any case, the Company and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to certain plans (generally, Plans maintained or sponsored by, or contributed to by, any such persons with respect to which the Company or an affiliate is a fiduciary or Plans for which the Company or an affiliate provides services). The acquisition and ownership of Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code) with respect to which the Company or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.

    As a result, Plans with respect to which the Company or any of its affiliates is a party in interest or a disqualified person should not acquire Preferred Securities unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Preferred Securities should consult with their own counsel.

                                       48






                                  UNDERWRITING


    The Underwriters named below, represented by Sandler O'Neill & Partners, L.P. and Stifel, Nicolaus & Company, Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, to purchase from the Trust the number of Preferred Securities set forth opposite their respective names below. The several Underwriters have agreed in the Underwriting Agreement, subject to the terms and conditions set forth therein, to purchase all the Preferred Securities offered hereby if any of the Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                          NUMBER OF
                           UNDERWRITER                               PREFERRED SECURITIES
                           -----------                               --------------------
Sandler O'Neill & Partners, L.P.
Stifel, Nicolaus & Company, Incorporated
                                                                        ---------
   Total                                                                1,200,000
                                                                        =========

    The Representatives have advised the Trust that they propose initially to offer the Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per Preferred Security. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per Preferred Security to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


    In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Subordinated Debentures of the Company, the Underwriting Agreement provides that the Company will pay as compensation to the Underwriters arranging the investment therein of such proceeds, an amount in immediately available funds of $ per Preferred Security (or $ in the aggregate) for the accounts of the several Underwriters.

    The Trust has granted the Underwriters an option to purchase up to an additional 180,000 Preferred Securities at the public offering price. Such option, which expires 30 days from the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional Preferred Securities that the number of Preferred Securities to be purchased initially by the Underwriter is of the 1,200,000 Preferred Securities initially purchased by the Underwriters.

    To the extent that the Underwriters exercise their option to purchase additional Preferred Securities, the Trust will issue and sell to the Company additional Common Securities in such aggregate Liquidation Amount as is required for the Company to continue to hold Common Securities in an aggregate Liquidation Amount equal to at least 3% of the total capital of the Trust and the Company will issue and sell to the Trust Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Preferred Securities being purchased pursuant to the option and the additional Common Securities.

    In connection with the offering of the Preferred Securities, the Underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Such transactions may include over- allotment transactions in which the Underwriters create a short position for their own account by selling more Preferred Securities than they are committed to purchase from the Trust. In such case, to cover all or part of the short position, the Underwriters may exercise the over-allotment option described


                                       49




above or may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of the Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities. The Underwriters also may reclaim any selling concessions allowed to an Underwriter or dealer if the Underwriters repurchase shares distributed by that Underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. The Underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

    During a period of 180 days from the date of this Prospectus, neither the Trust nor the Company will, subject to certain exceptions, without the prior written consent of the Representatives, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or Subordinated Debentures or any debt securities substantially similar to the Subordinated Debentures or equity securities substantially similar to the Preferred Securities (except for Subordinated Debentures and the Preferred Securities offered hereby).


    Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

    The Preferred Securities are a new issue of securities with no established trading market. Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market. The Representatives have advised the Trust that they presently intend to make a market in the Preferred Securities after the commencement of trading on The Nasdaq Stock Market's National Market, but no assurances can be made as to the liquidity of such Preferred Securities or that an active and liquid trading market will develop or, if developed, that it will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriters, and the offering price of the Preferred Securities may not be indicative of the market price following the Offering. The Representatives will have no obligation to make a market in the Preferred Securities, however, and may cease market-making activities, if commenced, at any time.


    The Trust and the Company have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

    Sandler O'Neill & Partners, L.P. engages in transactions with, and, from time to time, has performed services for, the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of the Trust and the validity of the Guarantee and the Subordinated Debentures, will be passed upon by Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware, special Delaware counsel to the Company and the Trust. Certain legal matters for the Company and the Trust, including matters relating to United States federal income tax considerations will be passed upon for the Company and the Trust by Goodwin, Procter & Hoar LLP, Boston, Massachusetts, counsel to the Company and the Trust. Certain legal matters will be passed upon for the Underwriters by Bryan Cave LLP, St. Louis, Missouri. Goodwin, Procter & Hoar LLP will rely on the opinion of Morris, Nichols, Arsht & Tunnell as to matters of Delaware law.


                                       50





                                     EXPERTS

    The consolidated financial statements of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, appearing in the 1996 Annual Report of the Company to its shareholders and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 1996, have been incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, in reliance upon the report of Wolf & Company, P.C., independent public accountants, incorporated by reference herein, whose report thereon appears therein, and upon the authority of said firm as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:


       1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996; and

       2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (attached hereto as Appendix B).

    In addition, the following portions of the Company's 1996 Annual Report to Shareholders (attached hereto as Appendix A) are incorporated herein by reference:

       1. Management's Discussion and Analysis of Financial Condition and Results of Operations; and

       2. Selected Consolidated Financial Data, Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Changes in Stockholders' Equity, Consolidated Statements of Cash Flows, and Notes to Consolidated Financial Statements.


    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO: PEOPLE'S BANCSHARES, INC., 545 PLEASANT STREET, NEW BEDFORD, MASSACHUSETTS 02740, ATTN:
CHIEF FINANCIAL OFFICER (TELEPHONE (508) 991-2601).

    As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.


                                       51




                              AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. If available, such information also may be accessed through the Commission's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the Commission's home page on the Internet (http://www.sec.gov). The Company's common stock is traded on the Nasdaq National Market. Such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules relating thereto as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto. Items of information omitted from this Prospectus, but contained in the Registration Statement, may be obtained at prescribed rates or inspected without charge at the offices of the Commission set forth above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

    No separate financial statements of the Trust have been included herein. The Company does not consider that such financial statements would be material to holders of the Preferred Securities because (i) all of the voting securities of the Trust will be owned by the Company, a reporting company under the Exchange Act, (ii) the Trust has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interest in the assets of the Trust and investing the proceeds thereof in the Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of the Trust under the Indenture and pursuant to the Trust Agreement, the guarantee issued by the Company with respect to the Preferred Securities, and the Subordinated Debentures purchased by the Trust and the related Indenture, taken together, constitute, in the belief of the Company and the Trust, a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Subordinated Debentures" and "Description of the Guarantee."

    The Trust is not currently subject to the information reporting requirements of the Exchange Act. The Trust will become subject to such requirements upon the effectiveness of the Registration Statement, although it intends to seek and expects to receive an exemption therefrom.



                                       52




--------------------------------------------------------------------------------
TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Summary                                                                       5
Summary Consolidated Financial Data                                          10
Risk Factors                                                                 11
People's Bancshares, Inc.                                                    19
People's Bancshares Capital Trust                                            19
Use of Proceeds                                                              21
Market for the Preferred Securities                                          21
Accounting Treatment                                                         21
Capitalization                                                               22
Description of Preferred Securities                                          23
Description of the Subordinated Debentures                                   33
Description of the Guarantee                                                 41
Expense Agreement                                                            43
Relationship Among the Preferred Securities,
  the Subordinated Debentures and the
  Guarantee                                                                  43
Certain Federal Income Tax Consequences                                      45
ERISA Considerations                                                         48
Underwriting                                                                 49
Legal Matters                                                                50
Experts                                                                      51
Incorporation of Certain Documents by
  Reference                                                                  51
Available Information                                                        52
Appendix A -- 1996 Annual Report to
  Shareholders
Appendix B -- Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1997


                                   ----------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE TRUST OR BY THE
UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN AFFAIRS OF THE COMPANY OR THE TRUST SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR
SOLICITATION  IS NOT  AUTHORIZED  OR IN WHICH THE  PERSON  MAKING  SUCH OFFER OR
SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

--------------------------------------------------------------------------------

                      1,200,000 PREFERRED SECURITIES

                            PEOPLE'S BANCSHARES
                               CAPITAL TRUST

                   % CUMULATIVE TRUST PREFERRED SECURITIES
              (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
                    GUARANTEED, AS DESCRIBED HEREIN, BY


                                  [Logo)



                         PEOPLE'S BANCSHARES, INC.


                                   $12,000,000
                            % SUBORDINATED DEBENTURES
                                       OF
                            PEOPLE'S BANCSHARES, INC.

                                 ---------------
                                   PROSPECTUS
                                          , 1997
                                 ---------------




                        SANDLER O'NEILL & PARTNERS, L.P.

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED


--------------------------------------------------------------------------------







                                    PART II
                INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1).


                          NATURE OF EXPENSE                              AMOUNT
                          -----------------                              ------
SEC filing  fee(2) ................................................  $  4,181.82
Nasdaq  Listing  Fee ..............................................    12,000.00
N.A.S.D. Filing Fee ...............................................     1,880.00
Printing,  postage  and  mailing ..................................    80,000.00
Legal fees and  expenses ..........................................   150,000.00
Accounting  fees and expenses .....................................    25,000.00
Trustees'  fees and expenses ......................................    15,000.00
Transfer  Agent and Registrar fees ................................    10,000.00
Blue Sky fees and expenses ........................................     3,000.00
Miscellaneous .....................................................        --
                                                                      ----------
  TOTAL ...........................................................  $301,061.82
                                                                      ==========


----------
(1) The amounts set forth above, except for the SEC and N.A.S.D. fees, are in each case estimated.

(2) Based upon the sale of 1,380,000 Preferred Securities at $10 per Preferred Security.



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Indemnification. The Company is a Massachusetts corporation. Massachusetts General Laws Chapter 156B, Section 67 provides that a corporation may, subject to certain limitations, indemnify its directors, officers, employees and other agents, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the corporation's articles of organization, a by-law adopted by the stockholders, or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors.

    Section 67 also provides that a corporation may purchase and maintain insurance against liability incurred by an officer or director in his capacity as officer or director, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.

    The Company's By-laws provide that directors and officers of the Company shall, and in the discretion of the Board of Directors, non-officer employees may, be indemnified by the Company against liabilities and expenses arising out of service for or on behalf of the Company. The By-laws provide that such indemnification shall not be provided if it is determined that the action giving rise to the liability was not taken in good faith in the reasonable belief that the action was in the best interests of the Company. The By-laws provide that the indemnification provision in the By-laws does not limit any other right to indemnification existing independently of the By-laws. The By-laws also provide that the right of directors and officers to indemnification is a contract right.

    Under the By-laws, indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to such indemnification under the Bylaws, which undertaking may be




                                      II-1





accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided even if the person to be indemnified is no longer an officer, director, or employee of the Company.

    The By-laws provide that the Company shall not indemnify a director or officer in connection with any action, suit, proceeding or investigation initiated by the director or officer unless such initiation was approved by the Board of Directors of the Company.

    The By-laws provide that the Company is authorized to enter into agreements with its directors and officers providing indemnification procedures different from those set forth in the By-laws, and to purchase and maintain liability insurance for itself and any director, officer, employee or agent of the Company.

    Limitation of Liability. Massachusetts General Laws Chapter 156B, Section 13 enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Sections 61 and 62 of Chapter 156B (providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain shareholders) or (iv) for any transaction from which a director derived an improper personal benefit. The Company's Articles and By-laws currently contain no limitation of liability provisions.


ITEM 16. EXHIBITS.

The following is a complete list of exhibits filed as part of this Registration Statement.




 EXHIBIT
   NO.                                            TITLE
   ---                                            -----
    1.1          -- Underwriting Agreement, dated as of June   , 1997, by and between the Company
                    and Sandler O'Neill & Partners, L.P. and Stifel, Nicolaus & Company, Incorporated,
                    as representatives of the several Underwriters
    4.1*         -- Form of Indenture of the Company relating to the Subordinated Debentures
    4.2          -- Form of Subordinated Debenture (included as an exhibit to Exhibit 4.1)
    4.3          -- Certificate of Trust of People's Bancshares Capital Trust
    4.4*         -- Form of Amended and Restated Trust Agreement of People's Bancshares Capital Trust
    4.5          -- Form of Preferred Security Certificate for People's Bancshares Capital Trust (included as an exhibit to Exhibit 4.4)
    4.6*         -- Form of Preferred Securities Guarantee Agreement of the Company relating to the Preferred Securities
    4.7          -- Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit
                    4.4).
    5.1*         -- Opinion of Morris, Nichols, Arsht & Tunnell as to legality of the Preferred Securities to be issued by People's Bancshares Capital Trust and as to legality of the Subordinated
                    Debentures and the Guarantee to be issued by the Company
    8.1*         -- Opinion of Goodwin, Procter & Hoar LLP as to certain federal income tax matters
   12.1          -- Computation of ratio of earnings to fixed charges
   13.1          -- Annual Report on Form 10-K of People's Bancshares, Inc. for the fiscal year ended
                    December 31, 1996 (the "10-K") (filed with the Commission on March 31, 1997)
   13.2          -- Quarterly Report on Form 10-Q of People's Bancshares, Inc. for the fiscal quarter ended March 31, 1997 (filed with the Commission on May 14, 1997)


                                      II-2





    13.3         -- 1996 Annual Report to Shareholders of People's Bancshares, Inc. (filed with the
                    Commission as Exhibit 13 to the 10-K)
    23.1*        -- Consent of Wolf & Company, P.C.
    23.2*        -- Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 8.1)
    23.3*        -- Consent of Morris,  Nichols,  Arsht & Tunnell  (included in Exhibit 5.1)
    24.1         -- Power of  Attorney of certain  officers  and  directors  of the
                    Corporation
    25.1         -- Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act
                    as trustee under the Indenture
    25.2         -- Form T-1  Statement of  Eligibility  of State Street Bank and Trust Company to
                    act as trustee under the Declaration of Trust of People's Bancshares Capital Trust
    25.3         -- Form T-1  Statement of  Eligibility  of State Street Bank and Trust Company under the Guarantee for the benefit of the holders  of  Preferred  Securities  of  People's
                    Bancshares Capital Trust

---------

* Filed herewith




                                      II-3






ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of each undersigned Registrant pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each undersigned Registrant of expenses incurred or paid by a director, officer of controlling person of each Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      II-3







                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, as amended, People's Bancshares, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of New Bedford, Commonwealth of Massachusetts, on June 18, 1997.




                                            PEOPLE'S BANCSHARES, INC.



                                            By:  /s/ RICHARD S. STRACZYNSKI
                                                  ------------------------------
                                                  RICHARD S. STRACZYNSKI
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER



    Pursuant to the requirements of Securities Act of 1933, as amended, People's Bancshares Capital Trust certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of New Bedford, Commonwealth of Massachusetts, on June 18, 1997.



                                            PEOPLE'S BANCSHARES CAPITAL TRUST

                                            By:  /s/ RICHARD S. STRACZYNSKI
                                                  ------------------------------
                                                  RICHARD S. STRACZYNSKI
                                                  ADMINISTRATIVE TRUSTEE

                                            By:  /s/ COLIN C. BLAIR
                                                  ------------------------------
                                                      COLIN C. BLAIR
                                                  ADMINISTRATIVE TRUSTEE

                                            By:  /s/ DONNA L. BOULANGER
                                                  ------------------------------
                                                    DONNA L. BOULANGER
                                                  ADMINISTRATIVE TRUSTEE





                                      II-4






    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                              TITLE                        DATE
             ---------                              -----                        ----
  /s/ RICHARD S. STRACZYNSKI                    President and Chief Executive
 -----------------------------------             Officer (principal executive
       RICHARD S. STRACZYNSKI                      officer)                   June 18, 1997


      /s/ COLIN C. BLAIR                        Chief Financial Officer and
 -----------------------------------              Treasurer (principal
          COLIN C. BLAIR                          financial and accounting
                                                  officer)                    June 18, 1997
                 *
 -----------------------------------
      FREDERICK W. ADAMI, III                     Director                    June 18, 1997

                 *
 -----------------------------------
         VIRGINIA M. BURKE                        Director                    June 18, 1997

                 *
 -----------------------------------
        B. BENJAMIN CAVALLO                       Director                    June 18, 1997

                 *
 -----------------------------------
          JOHN R. EATON                          Director                     June 18, 1997

                 *
 -----------------------------------
         S. DAVID GOLDBERG                        Director                    June 18, 1997

                 *
 -----------------------------------
           TERRENCE GOMES                         Director                    June 18, 1997

                 *
 -----------------------------------
           FRED W. GREEN                          Director                    June 18, 1997

                 *
 -----------------------------------
       DR. LORING C. JOHNSON                      Director                    June 18, 1997

                 *
 -----------------------------------
        RICHARD D. MATTHEWS                       Director                    June 18, 1997

                 *
 -----------------------------------
          GERALD R. RODMAN                        Director                    June 18, 1997

                 *
 -----------------------------------
          DAVIS H. SCUDDER                        Director                    June 18, 1997

                 *
 -----------------------------------
         STANLEY D. SISKIND                       Director                    June 18, 1997

* By: /s/ RICHARD S. STRACZYNSKI
 -----------------------------------
      RICHARD S. STRACZYNSKI,
          ATTORNEY IN FACT






                                      II-5




                                 EXHIBIT INDEX





 EXHIBIT
 NUMBER                                          TITLE
 ------                                          -----
    1.1         -- Underwriting  Agreement, dated as of June , 1997, by and between the Company and Sandler O'Neill & Partners, L.P.
                   and Stifel, Nicolaus and Company, Incorporated, as representatives of the several Underwriters
    4.1*        -- Form of Indenture of the Company relating to the Subordinated Debentures
    4.2         -- Form of Subordinated Debenture (included as an exhibit to Exhibit 4.1)
    4.3         -- Certificate of Trust of People's Bancshares Capital Trust
    4.4*        -- Form of Amended and Restated Trust Agreement of People's Bancshares Capital Trust
    4.5         -- Form of Preferred Security Certificate for People's Bancshares Capital Trust (included as an exhibit to Exhibit 4.4)
    4.6*        -- Form of Preferred Securities Guarantee Agreement of the Company relating to the Preferred
                   Securities
    4.7         -- Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit
                   4.4).
    5.1*        -- Opinion of Morris, Nichols, Arsht & Tunnell as to legality of the Preferred Securities to be issued by People's Bancshares Capital Trust and as to legality of the Subordinated
                   Debentures and the Guarantee to be issued by the Company
    8.1*        -- Opinion of Goodwin, Procter & Hoar LLP as to certain federal income tax matters
   12.1         -- Computation of ratio of earnings to fixed charges
   13.1         -- Annual Report on Form 10-K of People's Bancshares, Inc. for the fiscal year ended
                   December 31, 1996 (the "10-K") (filed with the Commission on March 31, 1997)
   13.2         -- Quarterly Report on Form 10-Q of People's Bancshares, Inc. for the fiscal quarter ended March 31, 1997 (filed with the Commission on May 14, 1997)
   13.3         -- 1996 Annual Report to Shareholders of People's Bancshares, Inc. (filed with the
                   Commission as Exhibit 13 to the 10-K)
   23.1*        -- Consent of Wolf & Company, P.C.
   23.2*        -- Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 8.1)
   23.3*        -- Consent of Morris, Nichols, Arsht & Tunnell (included in Exhibit 5.1)
   24.1         -- Power of Attorney of certain officers and directors of the Corporation
   25.1         -- Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act
                   as trustee under the Indenture
   25.2         -- Form T-1 Statement of Eligibility of State Street Bank and Trust  Company to act as
                   trustee  under the  Declaration  of Trust of People's Bancshares Capital Trust
   25.3         -- Form T-1 Statement of Eligibility of State Street Bank and Trust  Company  under the
                   Guarantee  for the  benefit of the  holders  of  Preferred   Securities  of  People's
                   Bancshares Capital Trust

-----------

* Filed herewith